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05010006

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangnan Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 28 2005 THOMSON FINANCIAL

FILE NO. 82- 4725 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 7/27/05

GDH

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Annual Report 2004 年報

目 錄

公司資料

董事會

執行董事

梁　江 *（主席）*
譚雲標
曾翰南

非執行董事

趙雷力
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
干諾道西167號
天津大廈15樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

主席報告

本集團二零零四年業績錄得理想增長。經審核之綜合股東應佔溢利為132,248,000港元，比二零零三年的102,762,000港元增長28.7%，每股基本盈利1.47港仙，比二零零三年的1.14港仙增長28.9%。

業務回顧

二零零四年鮮活業務受到比二零零三年更嚴重的禽流感疫情影響，馬口鐵原板緊缺及多項主要原材料價值升近歷史高位，經營環境持續惡劣。於回顧年內，本集團通過整章建制規範管理，全面加強了企業的生產、質量、設備管理；通過加強財務系統建設和財務預算考核管理，開源節流，挖潛增效，有效地控制了經營成本；通過調整產品結構，增產鍍鉻鐵優勢產品，使有限的資源效益最大化；通過調整營銷策略和細分市場，完善了銷售網絡和營銷機制；通過落實經營目標考核責任制，實行單位工資含量為主的全員浮動工資分配制度，有效地調動了廣大員工的工作積極性；通過全面實行招投標管理，推行「陽光工程」，降低經營成本，取得較理想業績。鮮活商品代理業務雖受年初禽流感疫情影響，但通過改善服務質素，並積極爭取增加廣東活豬出口，不僅彌補了禽類代理業務收入的下降損失，而且經營溢利比二零零三年增長25.0%。馬口鐵業務未受到國家宏觀調控的負面影響，生產正常，產品質量有了進一步的提高，繼續保持旺銷勢頭，營業額比二零零三年有輕微增長。但受原板緊缺制約和主要原材料價格大幅上漲的影響，毛利率較二零零三年下降4個百分點，經營溢利較二零零三年為低。本集團聯營企業黃龍食品工業有限公司產銷兩旺，稅前利潤較二零零三年增加49.3%，使我司應佔溢利增加7,876,000港元。

於回顧年內，本集團除稅前溢利達169,579,000港元，比二零零三年增長49,259,000港元；綜合股東應佔溢利達132,248,000港元，比二零零三年增長28.7%。增長的主要因素是非經營支出減少30,862,000港元，及非經營收入比二零零三年增長9,785,000港元，達76,306,000港元，是項非經營收入主要為長期未償還應付帳項之回撥。

主席報告

除了業績有所增長外，集團亦在專業化的道路上邁出了堅實的一步。於二零零四年，集團處理了多項非核心業務，出售了廣南(湛江)家豐飼料有限公司(「廣南家豐」)及高要廣南畜牧發展有限公司(「高要廣南」)，標志著完全退出飼料生產及牲畜飼養等非核心業務。食品貿易業務併入鮮活商品業務、統一管理、節約資源、食品代理及貿易互補，為集團提供一項穩定的盈利來源。馬口鐵業務方面，年產8萬噸鍍鉻鐵生產線項目已動工，預計二零零五年六月投產，鍍錫鐵及鍍鉻鐵生產能力將由目前的12萬噸增至20萬噸(詳情請參閱本公司於二零零四年七月二日發出的通函)。

前景

馬口鐵作為金屬包裝的主要原材料之一，市場需求持續旺盛，發展前景方興未艾。由於全球的「鋼鐵熱」導致馬口鐵原材料價格高企，給馬口鐵的毛利率帶來了一定的壓力。我們相信，經過全面拓寬之後的採購渠道將會為今年擴大了的馬口鐵生產能力提供較為可靠的原材料支持。在新的一年裡，馬口鐵產銷量有望踏上新的臺階。已著手興建的年產15萬噸的馬口鐵原板廠，預計二零零六年底建成投產(詳情請參閱本公司於二零零五年二月二十三日發出的通函)。屆時，長期以來一直制約馬口鐵業務發展的原板短缺的問題將發生根本改觀，馬口鐵業務將會為集團帶來更加穩定的盈利貢獻。

主席
梁江
香港，二零零五年四月十五日

業務回顧

馬口鐵業務

本集團附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)於二零零四年度生產馬口鐵83,940噸，銷售84,786噸，分別比去年下降11.1%和9.9%；營業額574,443,000港元，比二零零三年增加6.6%；經營溢利較二零零三年減少8,939,000港元，下降15.6%。減少的主要原因是原板緊缺，原板、原油、錫錠等原輔材料價格大幅上漲，成本上升幅度比銷售價格增幅為高。

馬口鐵業務是本集團盈利貢獻最大，且最具發展潛質的核心業務，是本集團發展的重點。於二零零四年，馬口鐵業務未受國家宏觀調控的影響，仍然保持旺銷勢頭。但由於全球鋼鐵產品熱銷，原板較往年緊缺。面對原板緊缺問題，管理層一手抓全球化採購，一手抓原板國產化的推進。通過多次派員出訪世界各地鋼鐵公司，開闢新的原板供應渠道，尋求增加原板供應。並組織對國產原板的試驗，現在已初顯效果。本公司希望於今年中年產8萬噸的新生產線投產時能取得足夠的原板供應，以增加馬口鐵的產量。為了解決制約馬口鐵業務發展的原板「瓶頸」問題，現正著手興建年產15萬噸的原板廠。為配合項目的上馬，中粵馬口鐵的總投資額已準備增加4,000萬美元，並已獲得國家有關部門批准，增資將由內部資源解決。原板廠預計於二零零六年底投產(詳情請參閱本公司於二零零五年二月二十三日發出的通函)。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司(「山海」)的工業廠房、員工宿舍及香港的寫字樓物業。本集團於二零零四年之物業租賃業務錄得總收入為25,422,000港元，收入較二零零三年減少31.4%，物業租賃業務實現經營溢利17,479,000港元，較二零零三年減少34.0%。物業收入減少的主要原因是，山海部分出租廠房前10年租約期滿，新租約按市場價格調低了單位面積租金所致。

管理層討論及分析

鮮活商品業務

於二零零四年，鮮活商品業務錄得營業額50,572,000港元，與二零零三年比較減少701,329,000港元，下降93.3%。下跌的主要原因是，二零零四年起改變經營方式，從商品買賣轉為純代理收取佣金。如按同口徑比較，營業額僅減少5,078,000港元，下降9.1%。面對二零零四年初爆發的禽流感，一方面，集團進一步精簡人員減低經營成本；另一方面改善服務質素並爭取增加廣東活豬出口配額，以增加畜類業務收入，彌補了因禽流感而減少的禽類業務損失。鮮活業務營業額雖然下跌，但經營溢利上升，二零零四年實現經營溢利13,872,000港元，比二零零三年增加2,772,000港元，上升25.0%。

鮮活業務是本集團的傳統業務，本集團將通過開源節流、增收節支、挖潛增效和建立激勵機制等措施，繼續穩定鮮活代理業務，以維持競爭力，為集團提供一項穩定的盈利來源。

食品貿易業務

受年初禽流感影響，本集團食品貿易主要業務之一的冰鮮雞停止入口兩個多月，致二零零四年營業額為31,438,000港元，較二零零三年減少39.8%；經營溢利113,000港元，較二零零三年減少82.5%。

管理層認為，食品貿易業務是本集團非核心、非優勢業務，盈利貢獻較小，管理層決定對食品貿易業務進行資源整合，並於二零零四年十月將此業務併入廣南鮮活食品有限公司統一管理，以節約資源，提高效益。

飼料生產業務

本集團附屬公司廣南家豐於二零零四年營業額為146,474,000港元，較二零零三年增長26.9%，經營溢利2,287,000港元，轉虧為盈。

管理層認為，飼料加工行業是以原材料加工為主且毛利極微的行業，原材料成本波動難控，加上客戶不時受到禽畜病害打擊，應收貨款風險很大，因此已將廣南家豐整體轉讓出售。至此，集團已全部退出飼料生產業務。

牲畜飼養業務

本集團剩下的最後一家牲畜飼養企業 — 高要廣南於回顧年內停業，並於二零零四年簽訂合同，將本集團所佔51%的股權出售給第三者。至此，集團已全部退出牲畜飼養業務。

財務狀況

於二零零四年十二月三十一日，本集團總資產為996,768,000港元，總負債為204,651,000港元，總資產較上年底增加40,793,000港元，總負債較上年減少128,691,000港元。流動資產淨值由二零零三年底的126,507,000港元增加至254,835,000港元，而流動比率(流動資產除以流動負債)較去年年底的1.39上升至2.32。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零四年十二月三十一日，集團現金及現金等價物結餘為293,383,000港元，較去年年底現金結餘增加15.3%。於回顧年內，主要的現金流出是償還23,350,000港元予同一母系附屬公司。

於二零零四年十二月三十一日，集團有計息借款7,851,000港元，按通知還款及按年息7.5釐計息。因此本集團的負債比率(即集團計息借款除以股東資金)由二零零三年底的9.6%大幅減少至1.0%。

於二零零四年十二月三十一日，本集團的銀行信貸總額為214,048,000港元，其中已動用99,331,000港元，尚未動用的銀行信貸額為114,717,000港元。以手持的現金及現金等價物及營運產生的現金流，本集團相信有足夠資金滿足現時經營業務及目前發展馬口鐵業務新建原板廠以至將來進一步發展業務的需要。

管理層討論及分析

集團資產抵押

於二零零四年十二月三十一日，本集團若干的應收票據(金額約為40,000,000港元)已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一附屬公司的前少數股東追討等同金額欠款的法律訴訟保全的擔保。

訴訟

(i) 本集團向一前附屬公司的少數股東就其拖欠本集團約40,000,000港元提出法律訴訟，此筆應收款於截至二零零零年十二月三十一日止已全數計提撥備。

於二零零五年三月法院一審判決此前少數股東挪用本集團財產須償還約27,000,000元人民幣及相關的利息，本集團已於二零零五年四月十二日就差額提出上訴，最終裁決仍有待確定。

(ii) 於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，指稱該附屬公司尚未清還一筆應付款項。岳陽市中級人民法院已頒令凍結該附屬公司為數約4,700,000港元的銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院所發出的法院判決，該附屬公司被令需賠償及支付相關法院費用，金額分別為4,934,000元人民幣及40,000元人民幣。該附屬公司向湖南省高級人民法院對該判決提出上訴及於二零零五年一月三十一日岳陽市中級人民法院的判決被駁回。該被凍結的4,700,000港元的銀行存款亦相應地被解凍。

根據目前的資料，董事認為該最終判決對該附屬公司有利，認為無需為此法律訴訟提取撥備。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於年內相對穩定，本集團並未面對重大的外匯風險。

員工及薪酬政策

截至二零零四年十二月三十一日止，本集團全職僱員人數共448名，比二零零三年年底減少96名。其中23名在香港及425名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零四年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅前利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

董事會報告

董事會欣然提呈彼等之報告連同截至二零零四年十二月三十一日止年度廣南(集團)有限公司(「本公司」)及其附屬公司(「本集團」)之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、工業物業的發展及租賃、鮮活商品之代理及食品貿易。本集團主要在香港及中國廣東省經營業務。

年內,本集團終止經營飼料生產及牲畜飼養業務。

於本財政年度內本集團按主要業務之營業額分析,以及按業務和地區分類之經營業績分析,分別載於財務報表附註2及15。

業績及股息

本集團截至二零零四年十二月三十一日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於第25至91頁之財務報表。

本年度董事會議決不派發中期股息(二零零三年:港幣零元)及建議不派發末期股息(二零零三年:港幣零元)。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註16(a)及16(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零四年十二月三十一日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團之借貸詳情載列於財務報表附註25。年內本集團並無將利息資本化。

股本

本公司股本的詳情載於財務報表附註28。

儲備

年內本集團及本公司之儲備變動情況分別載於財務報表附註29(a)及29(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註34。

主要客戶及供貨商

截至二零零四年十二月三十一日止年度，本集團最大客戶帶來之營業額合共佔本集團總營業額30%以下。

最大供應商截至二零零四年十二月三十一日止年度佔本集團總採購額(不包括具資本性質之採購)31.8%，而五大供應商合共佔本集團總採購額51.8%。

於年內任何時間，本公司董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上者)概無於該等主要供應商中擁有任何權益。

物業

本公司之主要物業的詳情載列於第96頁。

財務概要

本集團截至二零零四年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第97及第98頁。

董事

年內及截至本報告刊發之日止，本公司之董事如下：

執行董事

梁　江
譚雲標(於二零零四年二月二十六日獲委任)
曾翰南(於二零零四年二月二十六日獲委任)
李相彬(於二零零四年二月二十六日辭任)
許偉文(於二零零四年二月二十六日辭任)

非執行董事

趙雷力(於二零零四年二月二十六日獲委任)
羅蕃郁
梁劍琴

董事會報告

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

本公司已接獲獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生發出有關彼等獨立性之確認，本公司認為各獨立非執行董事均為獨立。

退任及重選之董事

根據本公司之組織章程細則第101條，梁江先生、羅蕃郁先生及譚惠珠小姐將於應屆股東週年大會上輪值退任，惟彼等符合資格並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於二零零四年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份或債券中擁有如下權益及淡倉(i)根據證券及期貨條例第 XV 部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及香港聯合交易所有限公司(「聯交所」)；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則(「上市規則」)所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於普通股之好倉

(i) 本公司

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁江	800,000	0.009%

(ii) *粵海投資有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
梁劍琴	200,000	0.004%

(iii) *金威啤酒集團有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.005%
梁劍琴	46,000	0.003%

(iv) *粵海制革有限公司*

董事姓名	所持普通股數目（個人權益）	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

(II) 於有關本公司普通股的購股權之好倉

		購股權數目					年內之購股權數目				股價	
董事姓名	購股權授出日期#	於二零零四年一月一日持有	年內授出	購股權行使期	各承授人就授出購股權已付之總代價	行使購股權時須支付之每股價格	已行使	已失效	已註銷	於二零零四年十二月三十一日持有購股權數目	購股權授出日**	購股權行使日
		千份	千份		港元	港元	千份	千份	千份	千份	港元	港元
梁江	06/02/04	—	20,000	06/05/04至05/05/09*	10	0.1582	—	—	—	20,000	0.155	—
譚雲標	06/02/04	—	15,000	06/05/04至05/05/09*	10	0.1582	—	—	—	15,000	0.155	—

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* *倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

** *所披露之購股權授出日股價，乃於緊接購股權授出之前的一個交易日，本公司股份於聯交所所報之收市價。*

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零四年十二月三十一日，本公司董事及行政總裁概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

本公司之購股權計劃

於二零零四年六月十一日，本公司終止其分別於一九九四年十一月二十一日及二零零一年八月二十四日採納之當時購股權計劃(分別為「一九九四年購股權計劃」及「二零零一年購股權計劃」)。本公司於同日採納新購股權計劃(「二零零四年購股權計劃」)。

一九九四年及二零零一年購股權計劃

根據一九九四年購股權計劃及二零零一年購股權計劃，該等計劃之購股權之行使價乃由董事酌情釐定，惟不可低於以下所述之較高者：(i)本公司股份之面值；及(ii)股份緊接購股權授出該日前連續五個交易日於聯交所報價表所載之平均每股收市價80%。

根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付港幣10元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。

二零零四年購股權計劃

本公司設立二零零四年購股權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。二零零四年購股權計劃之合資格參與者包括本

公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，二零零四年購股權計劃之有效期由二零零四年六月二十五日起計10年內有效。

因根據二零零四年購股權計劃及本公司任何其他購股權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其當時已發行股份之30%。因根據二零零四年購股權計劃及本公司任何其他購股權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納二零零四年購股權計劃日期已發行股份之10%，但本公司可尋求股東於股東大會批准更新二零零四年購股權計劃之10%限額。

於授出日期前十二個月期間內任何一位合資格參與人已授出及將授出之購股權(包括已行使及尚未行使之購股權)獲行使而已發行及將發行之股份不得超過本公司於授出日期之已發行股份之1%。如授出超過該限額之購股權須獲股東於本公司股東大會批准。

根據二零零四年購股權計劃授出之購股權可於授出日期起計十四日內接納，獲授人須支付代價1港元。購股權之行使期由本公司董事會決定，於一段暫緩行使期過後展開，並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事會釐定，惟最少必須為以下之最高者：(i)本公司股份在授出購股權日期根據聯交所每日報價表之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日根據聯交所每日報價表之平均收市價；及(iii)本公司股份之面值。

年內，一九九四年購股權計劃下概無尚未行使之購股權。根據二零零一年購股權計劃已授出賦予持有人認購106,900,000股本公司股份之購股權，而20,000,000份購股權已失效；惟並無根據二零零四年購股權計劃授出任何購股權。

董事會報告

於二零零四年十二月三十一日，除「於有關本公司普通股的購股權之好倉」一節所披露者外，本公司若干僱員擁有根據二零零一年購股權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.1港元之股份。有關進一步詳情載於財務報表附註27。

類別	購股權授出日期#	購股權數目 於二零零四年一月一日持有	購股權數目 年內授出	購股權行使期	各承授人就授出購股權已付之總代價	行使購股權時須支付之每股價格	年內之購股權數目 已行使	年內之購股權數目 已失效	年內之購股權數目 已註銷	於二零零四年十二月三十一日持有購股權數目	股價 購股權授出日##	股價 購股權行使日
		千份	千份		港元	港元	千份	千份	千份	千份	港元	港元
僱員及其他參與者	24/08/01	33,500	—	26/11/01至25/11/06*	10	0.1495	—	—	—	33,500	0.185	—
	06/02/04	—	71,900	06/05/04至05/05/09**	10	0.1582	—	20,000	—	51,900	0.155	—

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *所披露之購股權授出日股價，乃於緊接購股權授出之前的一個交易日，本公司股份於聯交所所報之收市價。*

* *倘二零零六年十一月二十五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

** *倘二零零九年五月五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

附註：根據二零零一年購股權計劃尚未行使之購股權於二零零四年十二月三十一日之相關股份佔本公司已發行股本1.34%。

在評估年內授出之購股權的總理論價值時，已採用柏力克 — 舒爾斯期權定價模式。

授出日期　：　二零零四年二月六日
歸屬期　：　二零零四年二月六日至二零零四年五月六日
行使期　：　二零零四年五月六日至二零零九年五月五日
行使價　：　每股0.1582港元

	於二零零四年二月六日 *(附註(2))*
購股權數目	**106,900,000份**
購股權的理論價值	**每股0.0725港元**
購股權的總理論價值	**7,750,250港元**

附註：

(1) 本公司股份於購股權授出日之前一日的收市價為0.155港元。

(2) 按照柏力克—舒爾斯模式#及採用以下之變數及假設計算，購股權於二零零四年二月六日(即購股權授出日)之總理論價值估計為7,750,250港元。

無風險利率	:	2.831%*，為於二零零四年二月六日交易之五年期外滙基金票據之概約孳息。
預期波幅	:	49.96%，為本公司普通股自二零零三年二月六日至二零零四年二月六日之收市價之年波幅。
預期股息率	:	無
購股權之預期有效年期	:	5.24年
假設	:	購股權於有效期內之預期波幅與本公司普通股於二零零三年二月六日至二零零四年二月六日期間內之歷史波幅兩者間並無重大差異。

(3) 有關的購股權計劃內並無沒收購股權的條款。

\# *按照柏力克 — 舒爾斯模式的設計旨在評估並無授出限制且可以自由轉讓並公開買賣購股權的合理價值，該購股權定價模式只為眾多購股權定價模式中較為普遍的一種。務須注意，柏力克 — 舒爾斯模式需要加入高度主觀之假設，包括股價波幅。由於所加入之主觀假設之變動可重大影響估計公平值，董事認為柏力克 — 舒爾斯模式僅提供購股權之理論價值，故不應被詮釋為購股權之市值或實際價值。*

* *根據上市規則第17.08條，無風險利率應為由國家發行的債務證券的現行利率，假如以香港為基地的單位，則例如外滙基金票據。*

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之利益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大利益。

董事會報告

董事於競爭性業務的利益

年內，本公司董事趙雷力先生亦為廣東粵港投資控股有限公司(「粵港」)及廣東控股有限公司(「廣東控股」)之董事。本公司董事梁江先生及羅蕃郁先生亦為廣東控股之董事。廣東控股為粵港之全資附屬公司。粵港及其本集團以外之附屬公司(「粵港集團」)擁有多元化之業務權益，包括鮮活商品之代理、物業發展及租賃物業。上述粵港集團與本集團之業務權益範圍之間具有若干程度上之重複。然而，本公司董事相信，粵港集團與本集團之業務之間在任何重大方面並無存在任何直接或間接競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第92至第95頁。

主要股東

於二零零四年十二月三十一日，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	**實益持有之普通股數目**	**佔已發行股本概約百分比**	**好倉／淡倉**
廣東粵港投資控股有限公司(「粵港」)*(附註)*	5,364,948,680	59.51%	好倉
廣東控股有限公司(「廣東控股」)	5,364,948,680	59.51%	好倉

附註： 粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

除上文所披露者外，於二零零四年十二月三十一日，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第92至第93頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與廣東控股(本公司之控股股東)或其附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司之全資附屬公司中粵材料有限公司與廣東控股之全資附屬公司 Richway Resources Limited(「Richway」)就 Richway 提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。年內，Richway 已獲償還人民幣25,000,000元，因此，於二零零四年十二月三十一日之未償還金額為人民幣25,000,000元。

於二零零四年七月七日，本公司與廣東控股訂立貸款協議，據此，廣東控股同意提供為數不超過50,000,000港元之貸款予本公司，該筆貸款乃按較佳商業條款借出、無抵押及為期由撥動日期起計六個月。於本報告日期，本公司並未撥動該筆貸款。

薪酬委員會

本公司已成立薪酬委員會負責收集意見及向董事會就有關高級員工的薪酬政策、購股權或激勵的計劃作出建議。委員會成員包括董事會主席、總經理及三位獨立非執行董事。

於回顧年度該委員會已舉行兩次會議研究有關事宜。

審核委員會

本公司已成立審核委員會，而三名獨立非執行董事均為審核委員會成員。審核委員會主要負責審閱本集團之內部監控及遵守程序的足夠性及有效性，並審閱制定本集團會計報告及財務報表的準則、政策及實務以遵守所有法定要求。

該委員會定期舉行會議，於回顧年度共舉行過七次會議。

董事會報告

最佳應用守則

董事認為，本公司於本年度經已遵守當時之上市規則附錄14所載之最佳應用守則，惟非執行董事之任期並無具體規定，原因為根據本公司之組織章程細則，彼等須於股東週年大會上輪值退任，惟可膺選連任。

本公司已採納上市規則附錄10所載之標準守則，作為有關董事進行證券交易之守則。在本公司作出特定查詢後所有董事已確認，彼等在本年度內已遵守標準守則所載之所需標準。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告刊發日期，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命
主席
梁江

香港，二零零五年四月十五日

董事及高層管理人員簡歷

執行董事

梁江先生，52歲，於二零零二年一月獲委任為本公司主席，現時亦擔任二間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海實業」)董事長。彼亦為本公司主要股東廣東控股有限公司(「廣東控股」)董事。梁先生畢業於華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為廣東控股的附屬公司。

譚雲標先生，40歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學專業畢業，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入山海實業及中粵馬口鐵，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。譚先生對企業發展、企業管理和營銷管理具豐富經驗。

曾翰南先生，35歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業(集團)有限公司(「粵海企業」)。在加入本公司前，擔任廣東控股財務部副總經理。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及企業管治均具經驗。

非執行董事

趙雷力先生，51歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵港投資控股有限公司董事及廣東控股常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司(「金威啤酒」)非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。趙先生具有豐富人事組織管理、稽核管理及工程管理等工作經驗。

董事及高層管理人員簡歷

羅蕃郁先生，49歲，於二零零零年五月獲委任為本公司非執行董事，現為廣東控股董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於一九八七年加入粵海企業，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中山大學經濟系。

梁劍琴小姐，40歲，於二零零二年七月獲委任為本公司非執行董事。梁小姐畢業於廣州暨南大學會計系，持有經濟學碩士學位。彼為特許公認會計師公會會員及中國註冊會計師協會會員。梁小姐曾於一九九七年加入粵海投資有限公司工作，現為廣東控股財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON 先生，61歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證券及期貨事務監察委員會（「證監會」）的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。彼亦正式被認可為香港大律師。McMahon 先生於一九九七年起，曾擔任為香港、印尼及澳洲多間上市公司的非執行董事，現為卓亞（企業融資）有限公司董事。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，60歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、豐德麗控股有限公司、莎莎國際控股有限公司及泰山石化集團有限公司。彼現為香港機場管理局及市區重建局成員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，52歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干上市公司之執行董事及財務總監。

梁江先生、譚雲標先生、曾翰南先生、蕭澤光先生、羅建華先生、蔣新國先生及葛紅光先生為本公司之高層管理人員。

高層管理人員

蕭澤光先生，35歲，於二零零零年十二月獲委任為本公司副總經理，現為本公司的若干附屬公司的董事長，包括廣南鮮活食品有限公司及廣南貿易發展有限公司等。蕭先生持有中山大學經濟系學士學位及美國舊金山大學工商管理碩士學位。彼亦持有特許財經分析師資格，為香港財經分析師學會會員及美國特許財經分析師學會會員。蕭先生於一九九六年加入粵海企業規劃發展部及經營管理部任副經理，並於一九九九年至二零零零年在粵海企業重組辦工作及任廣東控股人事考核部副總經理。

羅建華先生，50歲，於二零零三年十二月獲委任為本公司副總經理，現時亦擔任山海實業及中粵馬口鐵副總經理。自二零零一年加入本公司，羅先生出任行政及人事部總經理，曾任助理總經理。在加入本公司前，曾歷任廣東省東江—深圳供水工程管理局秘書、辦公室副主任及主任等職務。羅先生於中山大學漢語言文學專業畢業。

蔣新國先生，48歲，於二零零四年三月獲委任為本公司副總經理。蔣先生於一九八九年加入山海實業及中粵馬口鐵，於一九九八年出任該兩間附屬公司副總經理。在一九七六年至一九七八年期間，在中國湖南一錫礦地質勘探隊工作。在一九八二年至一九八九年，他曾在中國河南舞陽鋼鐵公司工作。蔣先生於中南工業大學專業畢業。

葛紅光先生，33歲，於二零零四年三月獲委任為本公司副總經理。葛先生於二零零二年加入山海實業及中粵馬口鐵任副總經理。在此之前，彼於廣東控股戰略發展部任副經理，曾在中國工商銀行海南省分行工作。葛先生於中國科學技術大學精密機械與精密儀器系畢業，持有中國人民銀行研究生部金融學碩士學位。

核數師報告書

致廣南(集團)有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第25至第91頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製這些財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並按照香港《公司條例》第141條的規定,僅向整體股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃及進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充分的憑證,就財務報表是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的財務報表均真實和公允地反映貴公司及貴集團於二零零四年十二月三十一日的財政狀況和貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零五年四月十五日

綜合損益表

截至二零零四年十二月三十一日止年度
(以港幣列示)

	附註	二零零四年 千元	二零零三年 千元
營業額	*2*	**828,349**	1,525,807
銷售成本		**(701,093)**	(1,373,795)
毛利		**127,256**	152,012
其他收益	*3*	**13,649**	11,702
其他收入/(費用)淨額	*4*	**219**	(214)
分銷成本		**(13,302)**	(32,819)
行政費用		**(43,444)**	(51,856)
其他經營費用		**(5,867)**	(5,876)
經營溢利		**78,511**	72,949
出售終止業務虧損淨額	*5*	**(11,793)**	—
非經營收入	*6*	**76,306**	66,521
非經營費用	*7*	—	(30,862)
融資成本	*8(a)*	**(697)**	(7,664)
應佔聯營公司溢利減虧損		**27,252**	19,376
除稅前日常業務溢利	*8*	**169,579**	120,320
所得税	*9*	**(31,251)**	(12,933)
除稅後日常業務溢利		**138,328**	107,387
少數股東權益		**(6,080)**	(4,625)
股東應佔溢利	*12*	**132,248**	102,762
每股盈利	*13*		
基本		**1.47仙**	1.14仙
攤薄		**不適用**	1.12仙

第34至第91頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零四年十二月三十一日
(以港幣列示)

	附註	二零零四年 千元	二零零三年 千元
非流動資產			
固定資產			
— 投資物業		**200,960**	185,988
— 其他物業、廠房及設備		**178,548**	177,423
	16(a)	**379,508**	363,411
佔聯營公司權益	*18*	**169,689**	154,978
投資證券	*19(a)*	**202**	540
遞延税項資產	*20(b)*	**—**	3,778
負商譽	*21*	**—**	(17,246)
		549,399	505,461
流動資產			
其他證券	*19(b)*	**3,200**	3,247
存貨	*22*	**30,707**	44,228
業務及其他應收款項	*23*	**120,079**	148,582
現金及現金等價物	*24*	**293,383**	254,457
		447,369	450,514
流動負債			
計息借款	*25*	**7,851**	57,700
業務及其他應付款項	*26*	**170,127**	262,436
本期税項	*20(a)*	**14,556**	3,871
		192,534	324,007
流動資產淨值		**254,835**	126,507
總資產減流動負債		**804,234**	631,968

綜合資產負債表

於二零零四年十二月三十一日
（以港幣列示）

	附註	二零零四年 千元	二零零三年 千元
非流動負債			
遞延稅項	*20(b)*	**12,117**	9,335
少數股東權益		**25,107**	20,384
資產淨值		**767,010**	602,249
資本及儲備			
股本	*28*	**901,583**	901,583
儲備	*29(a)*	**(134,573)**	(299,334)
		767,010	602,249

董事會於二零零五年四月十五日核准並許可發出。

董事
譚雲標

董事
曾翰南

第34至第91頁的附註屬本財務報表的一部分。

資產負債表

於二零零四年十二月三十一日
(以港幣列示)

	附註	二零零四年 千元	二零零三年 千元
非流動資產			
固定資產			
一 投資物業		**78,200**	62,000
一 其他物業、廠房及設備		**1,290**	1,318
	16(b)	**79,490**	63,318
佔附屬公司權益	17	**326,658**	313,520
佔聯營公司權益	18	**169,258**	132,744
投資證券	19(a)	**202**	540
		575,608	510,122
流動資產			
其他證券	19(b)	**3,200**	3,247
業務及其他應收款項	23	**24,810**	6,529
現金及現金等價物	24	**17,860**	19,593
		45,870	29,369
流動負債			
業務及其他應付款項	26	**21,778**	21,668
應付附屬公司款項		**13,169**	5,557
		34,947	27,225
流動資產淨值		**10,923**	2,144
資產淨值		**586,531**	512,266

資產負債表

於二零零四年十二月三十一日
(以港幣列示)

	附註	二零零四年 千元	二零零三年 千元
資本及儲備			
股本	*28*	**901,583**	901,583
儲備	*29(b)*	**(315,052)**	(389,317)
		586,531	512,266

董事會於二零零五年四月十五日核准並許可發出。

董事
譚雲標

董事
曾翰南

第34至第91頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至二零零四年十二月三十一日止年度
(以港幣列示)

	二零零四年 千元	二零零三年 千元
於一月一日的股東權益		
— 上年度報告	**602,249**	494,864
— 採納香港財務報告準則第3號(附註14) 調整的期初股東權益	**17,246**	—
已重報	**619,495**	494,864
投資物業重估盈餘(減少數股東權益及遞延稅項)	**16,300**	3,998
中國附屬公司及聯營公司換算產生的滙兌差額	**181**	(1,807)
未在損益表內確認的收益淨額	**16,481**	2,191
股東應佔溢利	**132,248**	102,762
出售一間附屬公司時變現的儲備	—	(184)
出售終止業務時變現的儲備	**(978)**	—
出售一間聯營公司時變現的儲備	**(236)**	—
股本變動		
— 根據購股權計劃發行股份	—	1,750
— 股份溢價淨額	—	866
從股東股本交易所增加之股東權益淨額	—	2,616
於十二月三十一日的股東權益	**767,010**	602,249

第34至第91頁的附註屬本財務報表的一部分。

綜合現金流量表

截至二零零四年十二月三十一日止年度
(以港幣列示)

	附註	**二零零四年**		二零零三年	
		千元	**千元**	千元	千元
日常業務					
除稅前日常業務溢利		**169,579**		120,320	
調整：					
— 融資成本		**697**		7,664	
— 利息收入		**(3,726)**		(4,526)	
— 上市證券的股息收入		**(235)**		(260)	
— 以公平價值列賬的其他證券的已變現及未變現虧損／(收益)淨額		**47**		(562)	
— 投資證券減值準備		**338**		—	
— 出售投資證券的虧損淨額		—		236	
— 出售一間聯營公司的收益淨額		**(83)**		—	
— 出售固定資產(收益)／虧損淨額		**(243)**		1,069	
— 負債回撥		**(76,223)**		(33,185)	
— 出售一間附屬公司的收益淨額		—		(9,097)	
— 出售終止業務虧損淨額		**11,793**		—	
— 壞賬準備回撥		**(2,251)**		(7,329)	
— 固定資產減值虧損準備		—		30,862	
— 存貨減值準備		—		282	
— 負商譽攤銷		—		(1,447)	
— 折舊		**5,696**		9,050	
— 應佔聯營公司溢利減虧損		**(27,252)**		(19,376)	
計入營運資金變動前之經營溢利結轉		**78,137**		93,701	

綜合現金流量表

截至二零零四年十二月三十一日止年度
(以港幣列示)

	附註	二零零四年 千元	二零零四年 千元	二零零三年 千元	二零零三年 千元
承前計入營運資金變動前之經營溢利		**78,137**		93,701	
存貨減少		**628**		3,507	
業務應收賬款、應收票據及其他應收款項、訂金及預付款減少／(增加)		**25,593**		(25,620)	
應收同母系附屬公司款項減少／(增加)		**5,049**		(4,986)	
應收少數股東款項減少		**—**		250	
應收關連公司款項減少／(增加)		**33**		(10)	
應收聯營公司款項減少		**10,483**		15,725	
業務應付賬款、其他應付款項及應計提費用(減少)／增加		**(35,681)**		14,920	
應付關連公司款項(減少)／增加		**(1,820)**		1,523	
應付控股公司及同母系附屬公司款項減少		**(23,115)**		(68)	
應付聯營公司款項(減少)／增加		**(2,387)**		703	
應付少數股東款項減少		**—**		(663)	
因法律申索而受限制現金存款	*32(b)*	**(4,634)**		—	
從經營產生的現金		**52,286**		98,982	
已收利息		**3,106**		5,446	
已付利息		**(113)**		(7,664)	
已收香港利得稅退稅		**3,021**		—	
已付香港利得稅		**(1,843)**		—	
已付中國所得稅		**(13,438)**		(13,468)	
來自經營業務的現金淨額			**43,019**		83,296

綜合現金流量表

截至二零零四年十二月三十一日止年度
(以港幣列示)

	附註	二零零四年 千元	二零零四年 千元	二零零三年 千元	二零零三年 千元
投資活動					
購入固定資產付款		**(13,742)**		(3,700)	
出售投資證券所得款項		—		303	
出售其他證券所得款項		—		128	
出售一間聯營公司所得款項		**400**		—	
已收上市證券的股息		**235**		260	
已收聯營公司的股息		**565**		1,340	
出售固定資產所得款項		**739**		125	
出售一間附屬公司的現金流入淨額	*30(b)*	—		4,387	
出售終止業務的現金流入淨額	*30(b)*	**3,542**		—	
(用於)／來自投資活動的現金淨額			**(8,261)**		2,843
融資活動					
已付股息		**(466)**		—	
償還可換股票據		—		(80,000)	
發行新股		—		2,616	
償還銀行貸款		**(2,817)**		(4,812)	
新增銀行貸款		**2,817**		7,504	
用於融資活動的現金淨額			**(466)**		(74,692)
現金及現金等價物增加			**34,292**		11,447
於一月一日的現金及現金等價物			**254,457**		243,010
於十二月三十一日的現金及現金等價物	*24*		**288,749**		254,457

第34至第91頁的附註屬本財務報表的一部分。

財務報表附註

(以港幣列示)

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照香港會計師公會頒布的所有適用的《香港財務報告準則》(包括所有適用的《會計實務準則》及解釋)、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」),並適用於二零零五年一月一日或以後開始的會計年度。

由二零零四年一月一日起生效,本集團選擇提早採用香港財務報告準則第三號「業務合併」、香港會計準則第三十六號「資產減值」及第三十八號「無形資產」。提早採用這些會計準則的影響已列載於附註14。

除上述外,本集團沒有在截至二零零四年十二月三十一日止的財務報表上提早採用其他新香港財務報告準則。本集團已開始衡量其他新香港財務報告準則的影響,但仍未準備好去說明該其他新香港財務報告準則,是否對經營業績及財務狀況有重大影響。

(b) 財務報表編製的基準

除投資物業按重估值,以及部份投資按市值入賬(見下文所載的會計政策)外,本財務報表是以歷史成本作為編製基準。

(c) 附屬公司及受控制企業

按照香港《公司條例》規定,附屬公司是指本集團直接或間接持有其過半數已發行股本,或控制其過半數投票權,或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策,並藉此從其活動中取得利益,則該附屬公司被視為受控制。

1. 主要會計政策(續)

(c) 附屬公司及受控制企業(續)

受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公允價值記入綜合資產負債表。公允價值的變動於產生時在綜合損益表內確認。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示減值出現。

於結算日，少數股東權益(即非為本公司直接地或間接地透過各附屬公司擁有之股份權益應佔附屬公司資產淨值之部份)仍獨立於負債及股東權益在綜合資產負債表內呈列。來自本集團之少數股東權益亦於收益表內另外呈列。

如果少數股東應佔的虧損超過其應佔附屬公司資產淨值，超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益；但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團，直至本集團收回以往承擔的少數股東應佔虧損為止。

本公司資產負債表所列附屬公司投資是按成本減去任何減值虧損(附註1(k))後入賬。但是如果購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致嚴重影響其向本公司轉移資金的能力，則這些投資會按公允價值入賬。任何公允價值的變動會在損益表內確認。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力,包括參與財務及經營決策但不是控制或聯同他人控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表,並且先以成本入賬,然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或聯營公司是長期在嚴格限制條件下經營,以致其向投資者轉移資金的能力嚴重受損,則這些投資會按公允價值入賬。公允價值的變動於產生時在綜合損益表確認。綜合損益表反映出年內本集團所佔聯營公司於收購後的業績。

本集團與聯營公司之間交易所產生的未變現損益,均按本集團於聯營公司所佔的權益比率抵銷;但假如未變現虧損顯示已轉讓資產出現減值,則這些未變現虧損會即時在綜合損益表內確認。

本公司資產負債表所列於聯營公司的投資,是按成本減去減值虧損(附註1(k))後入賬。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或聯營公司是長期在嚴格限制條件下經營,以致其向投資者轉移資金的能力嚴重受損,則這些投資會按公允價值入賬。公允價值的變動於產生時在損益表內確認。

(e) 負商譽

因收購受控制附屬公司及聯營公司所產生之負商譽為本集團所佔收購可分資產及負債之公允價值高於收購成本之部份。因收購所產生之負商譽直接在損益表中確認。

1. 主要會計政策(續)

(f) 證券投資

本集團及本公司有關證券投資(於附屬公司及聯營公司的投資除外)的政策如下：

(i) 持續持有作既定的長期用途的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公允價值下跌至低於賬面金額時，便會提撥減值準備，並在損益表內確認為支出。這些準備是就各項投資個別釐定。

(ii) 在引致撇減或沖銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會撥回就投資證券的賬面金額提撥的減值準備。

(iii) 所有其他證券(不論是為買賣還是其他目的持有)均以公允價值記入資產負債表。公允價值的變動在產生時在損益表內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益表。

(g) 固定資產

(i) 尚餘租賃期超過二十年的投資物業按每年由外聘的合資格估值師所評估或由董事參照專業估值後予以評估。

(ii) 重估投資物業所產生之變動一般會撥入儲備處理，僅有之例外情況如下：

— 如果出現重估虧損，而且有關的虧損額超過就該項資產或只限於投資物業的投資物業組合在截至重估前計入儲備的數額，便會在損益表列支；及

— 如果以往曾將同一項資產或只限於投資物業的投資物業組合的重估虧損在損益表列支，則在出現重估盈餘時，便會撥入損益表計算。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(g) 固定資產(續)

(iii) 持作自用的土地及建築物按成本值減去累計折舊(附註1(j))及減值虧損(附註1(k))後記入資產負債表。

(iv) 其他固定資產按成本值減去累計折舊(附註1(j))及減值虧損(附註1(k))列入資產負債表。

(v) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入本集團時，與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

(vi) 因棄用或出售固定資產而產生的盈虧，按該項資產的估計出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。在出售一項投資物業時，之前計入投資物業重估儲備的盈餘或虧損的有關部份亦轉撥入年內的損益表。至於所有其他固定資產，任何有關的重估盈餘將由重估儲備轉撥至保留溢利中。

(h) 在建工程

在建工程乃按成本列賬，其中包括建造成本(包括與籌措資金有關的利息成本及外幣滙兑差異若此成本被當作建造期間利息成本之調整及有關的設備成本)。當資產已實質上準備好作其原計劃用途時，縱使有關當局延遲頒發其有關的可交予使用證書，此成本的資本化停止，在建工程便被轉為固定資產。

在建工程不計提折舊。在完工及交予使用時，便會按附註1(j)所列合適的折舊率計提折舊。

1. 主要會計政策(續)

(i) 租賃資產

出租人並未將所有權的全部相關風險及報酬轉讓的資產租賃，則歸類為經營租賃。

(i) *用作經營租賃的資產*

倘本集團根據經營租賃將資產出租，則有關資產會按性質列入資產負債表，並在適當的情況下，按附註1(j)所載本集團的折舊政策計算折舊。減值虧損則按照附註1(k)所載之會計政策入賬。經營租賃所產生之收入則根據附註1(q)(iv)所載本集團確認收入的政策確認。

(ii) *經營租賃費用*

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

(j) 折舊

(i) 尚餘租賃期超過二十年的投資物業或持有永久業權的土地並無計提任何折舊。

(ii) 折舊是在計及有關固定資產的估計殘值後，按其投入使用日起計的估計可用年限，以直線法沖銷其成本，計算方法如下：

租賃土地	按租約剩餘年期
建築物	按租約剩餘年期及20至50年，以較短期間為準
租賃物業裝修	每年20%至50%
廠房及機器、傢具、固定裝置及設備	每年10%至20%
汽車	每年20%

財務報表附註

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1. 主要會計政策(續)

(k) 資產減值

在每個結算日審閱內部和外來的信息,以確定下列資產有否出現減值跡象,或是以往確認的減值虧損不復存在或已經減少:

— 物業、廠房及設備(以重估值列賬的物業除外);及

— 於附屬公司及聯營公司之投資(根據附註1(c)及(d)以公允價值列賬者除外)。

假如發現有減值跡象,該資產的可收回金額便要估值。當資產的賬面金額高於可收回數額時,便要確認減值虧損。

(i) *計算可收回數額*

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時,會使用除税前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入,則以能獨立產生現金流入的最小資產類別(即現金產生單位)來釐定可收回數額。

(ii) *減值虧損轉回*

倘若用以釐定可收回數額的估計發生有利的變化,便會將資產減值虧損轉回。所轉回的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益表。

(l) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。成本按加權平均成本法計算,包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得之數。

財務報表附註

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1. 主要會計政策(續)

(l) 存貨(續)

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損,均於出現減值或虧損的期間內確認為支出。因可變現淨值增加引致存貨的任何減值轉回之數,均確認為於出現轉回的期間內確認為列作支出的存貨數額減少。

(m) 現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構之活期存款、及短期、流動性極高的投資,這些投資可容易地換算為已知的現金數額及其價值變動之風險不大,並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在現金流量表的現金及現金等價物內。

(n) 僱員福利

(i) 集團僱員的薪金、年獎、有薪年假、假期交通津貼及其他非現金性福利等費用,均於有關服務發生年度計入損益。若延遲繳付及其影響較大的均會以現值顯示。

(ii) 本集團之退休福利計劃供款,於產生時在損益表列支;但已計入尚未確認為開支的存貨成本的數額除外。更詳細資料列載於附註34。

(iii) 當集團以象徵式代價給予僱員授出購股權時,賬上均不會計入其相應的員工福利成本或義務。直至該等購股權被行使時,收到的行使金會相應增加股東權益部份。

(iv) 當集團可證明將按照一個現實中不可撤消的正式及詳細計劃去解僱僱員或為自願解除僱傭合約僱員預提有關解僱福利時,其相關的費用才可確認。

財務報表附註

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1. 主要會計政策(續)

(o) 所得稅

(i) 本年度所得稅包括本期稅項及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外,本期稅項及遞延稅項資產和負債的變動計入損益表內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項,並已包括以往年度的應付稅項的任何調整。

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅項虧損及未使用的稅收回扣。

除了某些有限的例外情況外,所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。可作為支持獲確認之遞延稅項資產(因可扣減暫時性差異而產生)之未來應課稅溢利,包括將由現時應課稅暫時性差異之回轉而產生之未來應課稅溢利,惟該等差異必須與相同之稅務機關及相同之應課稅主體有關,及預期須於可扣減暫時性差異預期回轉之相同時期回轉,或於由遞延稅項產生之稅項虧損可移前或移後之相同時期回轉。在決定現行應課稅之暫時差異是否支持由尚未扣減之稅項虧損及稅收回扣所產生之遞延稅項資產的確認時,亦即是假若該等差異與相同的稅務機關及相同之應課稅主體有關,並預期於稅項虧損之稅收回扣可應用的同一時期內回轉,應用同樣的準則。

在有限例外情況,不確認遞延稅項資產及負債的暫時性差異包括不可扣稅的商譽、被當作遞延收入的負商譽、開始時已確認的資產或負債而不影響會計及應課稅溢利(須不是商業合併的一部分)、及有關投資附屬公司的暫時性差異,就應課稅差異而言,不超過本集團可控制該差異轉回的時間而該差異在可見將來不會轉回;而就可扣稅差異而言,除非該差異在可見將來轉回。

1. 主要會計政策(續)

(o) 所得稅(續)

確認遞延稅項的金額是根據該資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延稅項資產的賬面金額，對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時，應予轉回。

(iv) 本期稅項與遞延稅項結餘及其變動之數額會分別列示而不會相互抵銷。本公司或本集團只在有合法權利對本期稅項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延稅項資產及負債作出抵銷：

— 就本期稅項資產及負債而言，本公司或本集團計劃支付淨額或同時間收回資產及償還負債；或

— 有關的遞延稅項資產及負債為同一稅務機關對以下機構徵收所得稅所產生：

　— 同一個應課稅實體；或

　— 不同的應課稅實體；在未來每一個預計實現重要遞延稅項的期間，該實體計劃以淨額形式結算本期稅項資產及負債或兩者同時收回及償還。

(p) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

財務報表附註

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1. 主要會計政策(續)

(p) 準備及或然負債(續)

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

(q) 收入確認

收入是在經濟效益可能流入本集團，以及能夠可靠地計算收入和成本(如適用)時，根據下列方法在損益表內確認：

(i) *銷售貨品*

銷售貨品的收入在客戶接收貨品及相關的所有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) *股息*

— 上市投資的股息收入在投資項目的股價除息時確認。

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

(iii) *利息收入*

銀行存款及聯營公司墊款的利息收入以時間比例為基準，按尚餘本金及適用利率計算。

(iv) *經營租賃租金收入*

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之會計期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

1. 主要會計政策(續)

(q) 收入確認(續)

(v) 佣金收入

佣金收入在提供有關服務後確認。

(r) 外幣換算

年內的外幣交易是按交易日的適用滙率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用滙率換算為港幣。滙兑盈虧均撥入損益表處理。

香港以外地區的附屬公司及聯營公司的業績按年內的平均滙率換算為港幣；資產負債表項目按結算日的適用滙率重新換算。重新換算所產生的滙兑差額作為儲備變動處理。

出售香港以外地區的附屬公司或聯營公司時，有關該公司之累計滙兑差異在出售之損益中計算。

(s) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的操控或共同的重要影響下，本集團與該另一方人士便被視為關連人士。關連人士可以是個別人士或其他實體。

(t) 分類報告

分類項目為按本集團所從事提供產品或服務(業務分類)或在某一特定經濟環境內提供產品或服務(經營地區分類)之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團之內部財務報告系統，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

財務報表附註

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1. 主要會計政策(續)

(t) 分類報告(續)

分類收入、費用、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。除屬單一類別內集團之間之結餘及交易外，分類收入、費用、業績、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間之價格，乃按提供予其他外界各方之類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產(包括有形及無形)而產生之總成本。

未分配項目主要包括財務及公司資產、稅項、企業及融資費用及少數股東權益。

(u) 終止業務

終止業務是本集團業務一個可清楚區別的部分。此部分是根據單一計劃被出售或放棄，亦代表一主要業務或經營地區。

2. 營業額

年內，本集團的主要業務是鮮活商品代理、飼料生產及牲畜飼養、食品貿易、製造及出售馬口鐵及物業租賃。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	二零零四年	二零零三年
	千元	千元
銷售貨品		
— 馬口鐵	**574,443**	538,765
— 鮮活商品代理	**50,572**	751,901
— 飼料生產及牲畜飼養(終止)	**146,474**	145,892
— 食品貿易	**31,438**	52,190
	802,927	1,488,748
物業租賃	**25,422**	37,059
	828,349	1,525,807

於以前年度，本集團的鮮活商品代理業務的營業額為鮮活商品的總銷售金額。從二零零四年一月一日起，隨著與大部份供應商所簽署的代理協議的執行，鮮活商品代理業務的營業額包括來自鮮活商品代理業務的佣金收入。此經營方式的改變令本集團於二零零四年十二月三十一日內的營業額大幅下降，但此改變對本集團鮮活商品業務的毛利並無重大影響。

財務報表附註

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3. 其他收益

	二零零四年 千元	二零零三年 千元
出售廢料	**4,398**	4,371
利息收入	**3,726**	4,526
壞賬準備回撥	**2,251**	577
管理收入	**253**	437
上市證券的股息收入	**235**	260
已收補貼	**119**	—
其他	**2,667**	1,531
	13,649	11,702

4. 其他收入／(費用)淨額

	二零零四年 千元	二零零三年 千元
出售固定資產收益／(虧損)淨額	**243**	(1,069)
出售投資證券虧損淨額	—	(236)
以公允價值列賬的其他證券的已變現及未變現(虧損)／收益淨額	**(47)**	562
投資證券減值準備	**(338)**	—
其他	**361**	529
	219	(214)

5. 終止業務

於二零零四年十二月，隨着出售兩間位於中華人民共和國(香港除外)(「中國」)的附屬公司，本集團的飼料生產及牲畜飼養業務已告終止。出售終止業務的虧損淨額為11,793,000元。

終止業務於本年及往年的業績如下：

	持續經營業務		終止業務		總計	
	二零零四年	二零零三年	**二零零四年**	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元	**千元**	千元
營業額	**681,875**	1,379,915	**146,474**	145,892	**828,349**	1,525,807
銷售成本	**(564,875)**	(1,234,576)	**(136,218)**	(139,219)	**(701,093)**	(1,373,795)
毛利	**117,000**	145,339	**10,256**	6,673	**127,256**	152,012
其他收益	**13,531**	11,645	**118**	57	**13,649**	11,702
其他收入／(費用)淨額	**219**	(512)	—	298	**219**	(214)
分銷成本	**(12,116)**	(30,728)	**(1,186)**	(2,091)	**(13,302)**	(32,819)
行政費用	**(41,037)**	(40,337)	**(2,407)**	(11,519)	**(43,444)**	(51,856)
其他經營費用	**(1,672)**	(393)	**(4,195)**	(5,483)	**(5,867)**	(5,876)
經營溢利／(虧損)	**75,925**	85,014	**2,586**	(12,065)	**78,511**	72,949
出售終止業務虧損淨額	—	—	**(11,793)**	—	**(11,793)**	—
非經營收入	**76,306**	53,412	—	13,109	**76,306**	66,521
非經營費用	—	—	—	(30,862)	—	(30,862)
融資成本	**(547)**	(7,274)	**(150)**	(390)	**(697)**	(7,664)
應佔聯營公司溢利減虧損	**27,252**	19,376	—	—	**27,252**	19,376
除税前日常業務溢利／(虧損)	**178,936**	150,528	**(9,357)**	(30,208)	**169,579**	120,320
所得税	**(30,934)**	(12,518)	**(317)**	(415)	**(31,251)**	(12,933)
除税後日常業務溢利／(虧損)	**148,002**	138,010	**(9,674)**	(30,623)	**138,328**	107,387

財務報表附註

(以港幣列示)

5. 終止業務(續)

於終止當日及於二零零三年十二月三十一日終止業務的資產淨額如下：

	終止業務	
	終止當日	二零零三年
	千元	千元
總資產	**36,473**	36,888
總負債	**(6,762)**	(14,283)
資產淨額	**29,711**	22,605

於本期及往年終止業務的現金流量如下：

	終止業務	
	二零零四年	二零零三年
	千元	千元
用於經營業務的現金淨額	**(587)**	(1,319)
用於投資活動的現金淨額	**(77)**	(22)
來自融資活動的現金淨額	**—**	2,692

財務報表附註

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6. 非經營收入

	附註	二零零四年 千元	二零零三年 千元
負債回撥	*(i)*	**76,223**	33,185
出售一間聯營公司的收益淨額		**83**	—
收回壞賬	*(ii)*	—	24,239
出售一間附屬公司的收益淨額		—	9,097
		76,306	66,521

附註:

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事會認為有關債權人將來不會向本集團申索。

(ii) 於截至二零零三年十二月三十一日止期間,若干壞賬已被收回而有關撥備已於損益表中相應回撥。

7. 非經營費用

	二零零四年 千元	二零零三年 千元
固定資產減值虧損準備	—	30,862

考慮到某些附屬公司於二零零三年十二月三十一日止期間的惡劣營商環境,董事審閱有關附屬公司的固定資產帳面值,並認為確認於二零零三年十二月三十一日某些固定資產的減值虧損準備30,862,000元是適當的。

財務報表附註

(以港幣列示)

8. 除稅前日常業務溢利

除稅前日常業務溢利已扣除／(計入)下列各項：

	二零零四年 **千元**	二零零三年 千元
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借款利息	**697**	4,221
可換股票據利息	**—**	3,443
	697	7,664
(b) 員工成本：		
定額供款計劃之(收回)／供款淨額	**(743)**	574
薪金、工資及其他福利	**36,503**	42,402
	35,760	42,976
年內僱員平均人數	**558**	671
(c) 其他項目：		
已出售存貨成本	**701,093**	1,373,795
核數師酬金	**1,958**	1,940
折舊	**5,696**	9,050
有關物業租金的經營租賃費用	**540**	1,026
負商譽攤銷(附註14)	**—**	(1,447)
投資物業應收租金減直接費用1,501,000元(二零零三年：3,551,000元)	**(23,921)**	(32,626)

存貨成本當中包括16,738,000元(二零零三年：18,544,000元)有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

9. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	二零零四年 千元	二零零三年 千元
本期稅項 — 香港利得稅準備		
按本年度稅率17.5%(二零零三年：17.5%)估計應評稅溢利的香港利得稅準備	**971**	258
以往年度之撥備過剩	**(55)**	(2,613)
	916	(2,355)
本期稅項 — 中國		
本年度稅項	**21,499**	7,947
以往年度之撥備不足	**745**	2,482
	22,244	10,429
遞延稅項		
暫時性差異產生及轉回	**6,316**	6,997
中國稅率增加對遞延稅項於一月一日之結餘的影響	**—**	(4,147)
確認以往未確認稅項虧損的利益	**—**	4,907
	6,316	7,757
應佔聯營公司稅項	**1,775**	(2,898)
所得稅支出總額	**31,251**	12,933

於中國成立及營運的附屬公司或聯營公司的所得稅是按其省份或經濟特區適用的稅率計算。增加稅率對遞延稅項結餘的影響，乃關於本集團的某些中國附屬公司適用稅率的預期改變(根據個別暫時性差異的預期實現方式)。

財務報表附註

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9. 綜合損益表內的所得稅(續)

(b) 所得稅支出與會計溢利按適用稅率計算的對賬：

	二零零四年 千元	二零零三年 千元
除稅前溢利	**169,579**	120,320
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	**28,864**	15,396
不可扣減支出的稅項影響	**2,912**	29,559
毋須應課稅收入的稅項影響	**(1,389)**	(26,038)
未使用而且未確認的可抵扣虧損的稅項影響	**174**	(1,706)
因調高稅率對遞延稅項期初結餘的影響	**—**	(4,147)
以往年度撥備不足／(過剩)	**690**	(131)
實際稅項支出	**31,251**	12,933

香港利得稅計算所採用的稅率為17.5%(二零零三年：17.5%)。中國所得稅計算所採用的稅率介乎10%至33%(二零零三年：10%至33%)，此乃按照中國附屬公司所處的當地稅率而定。

財務報表附註

(以港幣列示)

10. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	二零零四年 千元	二零零三年 千元
袍金	—	24
薪金及其他酬金	**2,944**	3,304
酌情花紅	**1,418**	1,068
退休計劃供款	**379**	536
	4,741	4,932

董事酬金包括本年度支付予獨立非執行董事的袍金及其他酬金分別為零元及900,000元(二零零三年：9,000元及900,000元)。

以董事人數及酬金範圍分析之董事酬金如下：

	二零零四年 董事人數	二零零三年 董事人數
元		
0 — 1,000,000	**9**	6
1,000,001 — 1,500,000	**2**	2
1,500,001 — 2,000,000	—	1

財務報表附註

(以港幣列示)

11. 高級管理人員酬金

於二零零四年十二月三十一日止年度本集團五名最高酬金的個別人士包括兩名本公司董事(二零零三年：三名)，有關酬金已在以上分析反映。餘下本集團酬金最高的個別人士的酬金詳情如下：

	二零零四年 千元	二零零三年 千元
基本薪金、津貼及其他福利	**1,176**	1,126
退休計劃供款	**446**	328
花紅	**1,200**	1,507
	2,822	2,961
高級管理人員人數	**3**	2

該三名(二零零三年：兩名)最高酬金個別人士的酬金的範圍如下：

	二零零四年 個別人士人數	二零零三年 個別人士人數
元		
0 — 1,000,000	**2**	—
1,000,001 — 1,500,000	**1**	1
1,500,001 — 2,000,000	**—**	1

12. 股東應佔溢利

綜合股東應佔溢利包括一筆已列入本公司財務報表內58,065,000元的溢利(二零零三年：73,405,000元)。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照股東應佔溢利132,248,000元(二零零三年:102,762,000元)及於年內已發行普通股的加權平均數9,015,833,000股(二零零三年:9,003,262,000股)計算。

(b) 每股攤薄盈利

因年末沒有潛在攤薄的普通股,所以截至二零零四年十二月三十一日止年度並沒有每股攤薄盈利列示。

截至二零零三年十二月三十一日止期間,每股攤薄盈利是按普通股東應佔的調整後溢利106,205,000元及截至二零零三年十二月三十一日期間已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數9,496,412,000股計算。

(c) 對賬

	二零零四年 股數 (千股)	二零零三年 股數 (千股)
計算每股基本盈利所用的加權平均普通股股數	**9,015,833**	9,003,262
以零代價假設發行普通股股數	—	493,150
計算每股攤薄盈利所用的加權平均普通股股數	**9,015,833**	9,496,412

財務報表附註

(以港幣列示)

13. 每股盈利(續)

(c) 對賬(續)

	二零零四年 千元	二零零三年 千元
股東應佔溢利	**132,248**	102,762
因變換可換股票據而省回的利息	—	3,443
計算每股攤薄盈利所用的調整後股東應佔溢利	**132,248**	106,205

14. 會計政策之變動

以往年度，因收購受控制附屬公司及聯營公司所產生之負商譽按以下方式處理：

— 就二零零一年一月一日以前之收購而言，負商譽計入資本儲備中；及

— 就二零零一年一月一日或以後之收購而言，倘負商譽於收購計劃中已知之日後虧損及支出之預期，並加以可靠地計算，但屬尚未確認者，則於日後虧損及支出確認時於綜合損益表中入賬。其餘任何負商譽(惟不超過所收購之非貨幣資產之公允價值)於該等可折舊／可攤銷非貨幣資產餘下之加權平均使用年期內在綜合損益表中確認入賬。超出所收購非貨幣資產公允價值之負商譽隨即在綜合損益表中確認入賬。

由二零零四年一月一日起生效，本集團提早採用由香港會計師公會頒佈的香港財務報告準則第三號、香港會計準則第三十六號及第三十八號。為遵守香港財務報告準則第三號，本集團為商譽採用附註1(e)所列新政策。但提早採用香港會計準則第三十六號及第三十八號則沒有重大影響。因採用香港財務報告準則第三號，本集團本年度利潤下降1,447,000元，而本集團截至二零零四年十二月三十一日止的資產淨值則上升17,246,000元。通過對年初累計虧損餘額的調整，二零零四年一月一日存在的負商譽作不確認處理。用作比較的資料沒有被重列。

15. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類:

馬口鐵	:	生產及銷售馬口鐵及相關產品,其為食品加工生產商用作包裝物料
鮮活商品代理	:	代理鮮活商品
食品貿易	:	買賣食品商品
物業租賃	:	出租物業以產生租金收入

另一業務分類 — 飼料生產及牲畜飼養已於二零零四年十二月出售(附註5)及以終止業務列示。

財務報表附註

(以港幣列示)

15. 分類報告(續)

按業務分類(續)

	截至二零零四年十二月三十一日止年度							
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養(終止)	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	574,443	50,572	146,474	31,438	25,422	—	—	828,349
分類間收益	1,300	—	—	—	81	(1,381)	—	—
其他外部客戶收益	—	—	—	—	—	—	9,688	9,688
合計	575,743	50,572	146,474	31,438	25,503	(1,381)	9,688	838,037
分類業績	48,214	13,872	2,468	113	17,479			82,146
未分配經營收入及費用								(3,635)
經營溢利								78,511
應佔聯營公司溢利減虧損	—	150	—	—	—		27,102	27,252
出售終止業務虧損淨額								(11,793)
非經營收入								76,306
融資成本								(697)
所得税								(31,251)
少數股東權益								(6,080)
股東應佔溢利								132,248
年度折舊	4,603	84	22	27	667			

財務報表附註

(以港幣列示)

15. 分類報告(續)

按業務分類(續)

	截至二零零三年十二月三十一日止年度							
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
分類間收益	1,098	—	—	—	—	(1,098)	—	—
其他外部客戶收益	—	—	—	—	—	—	6,916	6,916
合計	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
分類業績	57,153	11,100	(12,122)	646	26,491			83,268
未分配經營收入及費用								(10,319)
經營溢利								72,949
應佔聯營公司溢利減虧損	—	(113)	—	—	—		19,489	19,376
非經營收入								66,521
非經營費用								(30,862)
融資成本								(7,664)
所得税								(12,933)
少數股東權益								(4,625)
股東應佔溢利								102,762
年度折舊	5,130	73	2,787	56	601			
年度減值虧損	—	—	30,862	—	—			

財務報表附註

(以港幣列示)

15. 分類報告(續)

按業務分類(續)

	二零零四年						
	馬口鐵 千元	鮮活商品代理 千元	飼料生產及牲畜飼養(終止) 千元	食品貿易 千元	物業租賃 千元	分類間對銷 千元	綜合 千元
分類資產	552,825	45,910	—	8,270	232,989	(99,806)	740,188
未分配資產							256,580
總資產							996,768
分類負債	118,981	34,413	—	10,793	43,711	(99,806)	108,092
計息借款							7,851
未分配負債							88,708
總負債							204,651
年內產生的資本開支	4,670	68	—	—	3,239		

財務報表附註

(以港幣列示)

15. 分類報告(續)

按業務分類(續)

	二零零三年						
	馬口鐵 千元	鮮活 商品代理 千元	飼料 生產及 牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類 間對銷 千元	綜合 千元
分類資產	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
佔聯營公司權益	—	403	—	—	—		403
未分配資產							196,323
總資產							955,975
分類負債	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
計息借款							57,700
未分配負債							56,450
總負債							333,342
年內產生的資本開支	2,819	—	77	66	522		

財務報表附註

(以港幣列示)

15. 分類報告(續)

經營地區分類

本集團之業務是在兩個主要經濟地區。在香港主要經營鮮活食品代理，而大部份其他業務則在中國經營。

按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零四年		
	中國	**香港**	**其他地區**
	千元	**千元**	**千元**
來自外部客戶收益	**744,357**	**83,992**	—
分類資產	**704,489**	**135,505**	—
資本開支	**7,909**	**68**	—

	二零零三年		
	中國	香港	其他地區
	千元	千元	千元
來自外部客戶收益	719,699	798,781	7,327
分類資產	666,585	148,107	—
資本開支	3,418	66	—

16. 固定資產

(a) 本集團

	持作自用的土地及建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：								
於二零零四年一月一日	182,193	1,914	—	132,828	3,485	320,420	185,988	506,408
滙兑調整	145	—	—	364	8	517	168	685
增置	—	—	5,204	2,627	437	8,268	—	8,268
出售								
一 通過出售終止業務	(55,381)	—	—	(8,211)	(487)	(64,079)	—	(64,079)
一 其他	—	—	—	(1,164)	(650)	(1,814)	(187)	(2,001)
從在建工程轉入	—	—	(629)	159	—	(470)	470	—
重新分類（附註16(g))	2,062	—	—	—	—	2,062	(2,062)	—
重估盈餘	—	—	—	—	—	—	16,583	16,583
於二零零四年十二月三十一日	**129,019**	**1,914**	**4,575**	**126,603**	**2,793**	**264,904**	**200,960**	**465,864**
代表：								
成本	129,019	1,914	4,575	126,603	2,793	264,904	—	264,904
估值 — 二零零四年	—	—	—	—	—	—	200,960	200,960
	129,019	1,914	4,575	126,603	2,793	264,904	200,960	465,864
累計折舊及減值虧損：								
於二零零四年一月一日	66,080	1,844	—	73,015	2,058	142,997	—	142,997
滙兑調整	104	—	—	319	7	430	—	430
本年度折舊	2,644	18	—	2,766	268	5,696	—	5,696
出售時回撥	—	—	—	(855)	(650)	(1,505)	—	(1,505)
出售終止業務時回撥	(52,564)	—	—	(8,211)	(487)	(61,262)	—	(61,262)
於二零零四年十二月三十一日	**16,264**	**1,862**	**—**	**67,034**	**1,196**	**86,356**	**—**	**86,356**
賬面淨值：								
於二零零四年十二月三十一日	**112,755**	**52**	**4,575**	**59,569**	**1,597**	**178,548**	**200,960**	**379,508**
於二零零三年十二月三十一日	116,113	70	—	59,813	1,427	177,423	185,988	363,411

財務報表附註

(以港幣列示)

16. 固定資產(續)

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於二零零四年一月一日	1,381	2,612	1,869	5,862	62,000	67,862
增置	—	—	268	268	—	268
出售	—	(3)	(649)	(652)	—	(652)
重估盈餘	—	—	—	—	16,200	16,200
於二零零四年十二月三十一日	**1,381**	**2,609**	**1,488**	**5,478**	**78,200**	**83,678**
代表：						
成本	1,381	2,609	1,488	5,478	—	5,478
估值 — 二零零四年	—	—	—	—	78,200	78,200
	1,381	2,609	1,488	5,478	78,200	83,678
累計折舊：						
於二零零四年一月一日	1,311	1,364	1,869	4,544	—	4,544
本年度折舊	18	244	31	293	—	293
出售時回撥	—	(1)	(648)	(649)	—	(649)
於二零零四年十二月三十一日	**1,329**	**1,607**	**1,252**	**4,188**	—	**4,188**
賬面淨值：						
於二零零四年十二月三十一日	**52**	**1,002**	**236**	**1,290**	**78,200**	**79,490**
於二零零三年十二月三十一日	70	1,248	—	1,318	62,000	63,318

財務報表附註

(以港幣列示)

16. 固定資產(續)

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
於香港以長期租賃持有	**78,200**	62,000	**78,200**	62,000
於中國其他地區以中期租賃持有	**235,515**	240,101	—	—
	313,715	302,101	**78,200**	62,000

(d) 本集團及本公司位於香港的投資物業於二零零四年十二月三十一日由中原測量師行有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估為78,200,000元(二零零三年：62,000,000元)。本集團位於中國的投資物業122,760,000元(二零零三年：123,988,000元)，由一所中國獨立的物業估值師行廣州中天衡房地產評估有限公司 — 中國註冊房地產估價師於二零零四年十二月三十一日按公開市值基準作出重估。

於本集團，扣除少數股東權益及遞延税項後之重估盈餘淨值16,300,000元(二零零三年：3,998,000元)，已撥往投資物業重估儲備(附註29(a))。於本公司，重估盈餘16,200,000元(二零零三年：12,100,000元)已轉到投資物業重估儲備(附註29(b))。

(e) 本集團根據經營租賃租出投資物業、一個養豬場及一些機器。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團及本公司持作經營租賃用途的投資物業的賬面值總額分別達200,960,000元(二零零三年：185,988,000元)及78,200,000元(二零零三年：62,000,000元)。本集團持作經營租賃用途的機器的賬面總額為720,000元(二零零三年：9,110,000元)及有關累計折舊為648,000元(二零零三年：7,698,000元)。

財務報表附註

(以港幣列示)

16. 固定資產(續)

根據不可解除的經營租賃在日後應收的最低租賃款項總數如下:

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
一年內	**22,166**	18,450	**1,555**	1,728
一年後但五年內	**60,338**	59,126	**—**	1,323
五年後	**64,803**	78,001	**—**	—
	147,307	155,577	**1,555**	3,051

(f) 於二零零三年十二月三十一日,本集團若干固定資產賬面淨值為2,814,000元已抵押予銀行,作為集團取得9,004,000元的銀行貸款。於二零零四年十二月三十一日止年度出售終止業務時,此抵押相應地解除。

(g) 以中期租賃出租的一中國物業,價值為2,062,000元從投資物業轉到土地及建築物,這由於本集團改變此物業的用途用作處理馬口鐵。租賃土地及建築物的假設成本為改變使用意圖當日的公允價值。

17. 佔附屬公司權益

	本公司	
	二零零四年	二零零三年
	千元	千元
非上市股份(按成本值)	**229,979**	249,878
予附屬公司的借款	**63,065**	—
應收附屬公司款項	**585,051**	656,105
	878,095	905,983
減:減值虧損	**(551,437)**	(592,463)
	326,658	313,520

附屬公司(除另有註明外,附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司,並已在本集團的財務報表中綜合計算。未綜合至財務報表的正進行清盤公司詳情載於附註37。

18. 佔聯營公司權益

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
非上市股份(按成本值)	**—**	—	**244,980**	245,530
應佔資產淨值	**151,790**	145,196	**—**	—
應收聯營公司款項	**17,899**	9,782	**—**	9,782
	169,689	154,978	**244,980**	255,312
減：減值虧損	**—**	—	**(75,722)**	(122,568)
	169,689	154,978	**169,258**	132,744

聯營公司(除另有註明外，聯營公司均在香港註冊成立)的詳情載於附註38。

19. 證券投資

(a) 投資證券

	本集團及本公司	
	二零零四年	二零零三年
	千元	千元
非上市股票(按成本值)	**202**	540

(b) 其他證券

	本集團及本公司	
	二零零四年	二零零三年
	千元	千元
香港上市股票(按市值)	**3,200**	3,247

財務報表附註

(以港幣列示)

20. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為：

	本集團	
	二零零四年	二零零三年
	千元	千元
本年度內香港利得稅準備	**971**	258
支付暫繳利得稅	**(203)**	—
	768	258
關於以往年度應付稅項餘額	**—**	(1,584)
	768	(1,326)
香港以外稅項	**13,788**	5,197
預計一年內清付的應付稅項金額	**14,556**	3,871
代表：		
可收回稅項	**—**	(1,326)
應付稅項	**14,556**	5,197
	14,556	3,871

20. 資產負債表內的所得稅(續)

(b) 遞延稅項資產及負債確認：

本集團

	超過有關折舊的折舊免稅額	**投資物業重估**	**準備**	**總額**
	千元	千元	千元	千元
遞延稅項源自：				
於二零零三年一月一日	—	—	(5,764)	(5,764)
滙率差異	—	—	26	26
存入綜合損益賬內	7,492	—	265	7,757
列支儲備	—	3,538	—	3,538
於二零零三年十二月三十一日	7,492	3,538	(5,473)	5,557
於二零零四年一月一日	7,492	3,538	(5,473)	5,557
滙率差異	9	4	(19)	(6)
列支綜合損益賬內	824	—	5,492	6,316
列支儲備	—	250	—	250
於二零零四年十二月三十一日	**8,325**	**3,792**	—	**12,117**

	二零零四年	二零零三年
	千元	千元
於綜合資產負債表確認的遞延稅項資產淨額	—	(3,778)
於綜合資產負債表確認的遞延稅項負債淨額	**12,117**	9,335
	12,117	5,557

財務報表附註

(以港幣列示)

20. 資產負債表內的所得稅(續)

(c) 未確認遞延稅項資產：

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
可扣減暫時性差異	**—**	100,712	**—**	—
稅項虧損	**2,513,706**	2,512,713	**2,397,576**	2,407,328
	2,513,706	2,613,425	**2,397,576**	2,407,328

根據現時稅務條例，除14,957,000元(二零零三年：12,428,000元)未確認稅項虧損將於未來五年內過期外，可扣減暫時性差異及稅項虧損並沒有過期。

兩間附屬公司其有關的暫時性差異及稅項虧損分別為100,712,000元及443,000元於本年度內已被出售。

21. 負商譽

	本集團
	千元
帳面值：	
於二零零四年一月一日	17,246
本年度不確認(附註14)	(17,246)
於二零零四年十二月三十一日	—

22. 存貨

	本集團	
	二零零四年	二零零三年
	千元	千元
原材料、零備件及消耗品	**23,670**	32,852
製成品	**7,037**	11,376
	30,707	44,228

23. 業務及其他應收款項

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
業務應收賬款	**14,145**	41,058	**300**	—
應收票據	**87,939**	83,409	**—**	—
其他應收款項、訂金及預付款	**17,711**	18,749	**24,426**	1,859
應收同母系附屬公司款項	**284**	5,333	**84**	4,670
應收關連公司款項	**—**	33	**—**	—
	120,079	148,582	**24,810**	6,529

計入業務及其他應收款項為預期可於一年後收回的結餘為2,830,000元(二零零三年：101,000元)。

財務報表附註

(以港幣列示)

23. 業務及其他應收款項(續)

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類之賬齡分析如下:

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
一個月內	**35,256**	116,852	**300**	—
一至三個月	**39,152**	6,294	—	—
超過三個月但少於十二個月	**27,676**	947	—	—
超過一年但少於兩年	—	328	—	—
超過兩年	—	46	—	—
	102,084	124,467	**300**	—

本集團有一套既定政策,信貸期由預付至不超過180日。

於二零零四年十二月三十一日,本集團若干的應收票據金額為40,000,000元(二零零三年:40,000,000元)經已抵押予一間中國的銀行,以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書,用作本集團向一附屬公司前少數股東提出取回欠本集團40,000,000元的法律訴訟。訴訟的詳情於附註32(a)披露。

24. 現金及現金等價物

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千元	千元	**千元**	千元
銀行定期存款	**157,597**	127,605	—	11,351
銀行存款及現金	**135,786**	126,852	**17,860**	8,242
於資產負債表內的現金及現金等價物	**293,383**	254,457	**17,860**	19,593
受限制現金存款(附註32(b))	**(4,634)**	—		
現金流量表內的現金及現金等價物	**288,749**	254,457		

包括在現金及現金等價物內有為數人民幣243,704,000元(二零零三年:人民幣157,995,000元)是不能在中國自由兑換貨幣的,該資金滙出中國境外是受到中國政府外滙限制。

25. 計息借款

	本集團	
	二零零四年	二零零三年
	千元	千元
有抵押銀行貸款	—	2,814
無抵押其他貸款	**7,851**	54,886
	7,851	57,700

貸款為無抵押、按通知還款及按年息率7.5厘(二零零三年:6.5厘至7.5厘)計息。

財務報表附註

(以港幣列示)

25. 計息借款(續)

於二零零四年十二月三十一日，計息借款的還款期分析如下：

	本集團	
	二零零四年	二零零三年
	千元	千元
一年內或按通知	**7,851**	57,700

26. 業務及其他應付款項

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千元	千元	千元	千元
業務應付賬款	**35,520**	74,883	**3,359**	3,359
其他應付款項及應計提費用	**102,862**	129,422	**18,176**	17,904
應付聯營公司款項	**18**	2,405	—	—
應付少數股東款項	**8,140**	7,204	—	—
應付控股公司及同母系附屬公司款項	**23,493**	46,608	**243**	108
應付關連公司款項	**94**	1,914	—	297
	170,127	262,436	**21,778**	21,668

預期將於一年後付清的業務及其他應付款項為544,000元(二零零三年：1,022,000元)。

包括在業務及其他應付款項的為業務應付賬款，其賬齡分析如下：

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千元	千元	千元	千元
一個月內或接獲通知時到期	**35,520**	74,443	**3,359**	3,359
一個月後但三個月內到期	—	334	—	—
三個月後但十二個月內到期	—	13	—	—
一年後但二年內到期	—	23	—	—
超過兩年	—	70	—	—
	35,520	74,883	**3,359**	3,359

27. 權益計酬福利

為使董事及僱員與股東之間的利益能夠一致，本公司於一九九四年十一月二十一日實行採納一項購股權計劃(「一九九四年購股權計劃」)。根據該等計劃，董事獲授權向本公司及其附屬公司的董事或僱員提出，邀請其認購購股權以認購本公司股份。按一九九四年購股權計劃，邀約授出的購股權可於作出該邀約日期後二十一日內以書面接納。根據一九九四年購股權計劃授出的購股權可於接納購股權日後十二個月起至該接納日期之四年期結束之日或二零零四年十一月二十日兩日(以較早者為準)止之期間行使。

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10元的代價支付予本公司。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃(「二零零四年購股權計劃」)以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。本公司購股權計劃之目的在於鼓勵參與者為本集團作出貢獻，以便本集團聘請及挽留優質僱員長期為本集團服務，與諮詢人、專業顧問、貨品及服務之供應商及客戶維繫良好關係，以及吸納對本集團有價值之人材。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止一九九四年購股權計劃及二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

財務報表附註

(以港幣列示)

27. 權益計酬福利(續)

(a) 購股權變動

	二零零四年 數目	二零零三年 數目
於一月一日	**33,500,000**	176,000,000
授出	**106,900,000**	—
行使	**—**	(17,500,000)
失效	**(20,000,000)**	(125,000,000)
於十二月三十一日	**120,400,000**	33,500,000
於十二月三十一日的既得購股權	**120,400,000**	33,500,000

(b) 於資產負債表日未屆滿及未行使購股權的條款

授出日	購股權行使期	每股行使價	二零零四年 數目	二零零三年 數目
二零零一年 八月二十四日	二零零一年 十一月二十六日 至二零零六年 十一月二十五日	0.1495元	**33,500,000**	33,500,000
二零零四年 二月六日	二零零四年五月六日至 二零零九年五月五日	0.1582元	**86,900,000**	—

(c) 於本度內以每一認購者支付10元的代價授出購股權的詳情

行使期	每股行使價	二零零四年 數目	二零零三年 數目
二零零四年五月六日至 二零零九年五月五日	0.1582元	**106,900,000**	—

28. 股本

	二零零四年		二零零三年	
	股份數目		股份數目	
	(千股)	***千元***	*(千股)*	*千元*
法定股本:				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本:				
於一月一日	**9,015,833**	**901,583**	8,998,333	899,833
根據購股權計劃發行股份	**—**	**—**	17,500	1,750
於十二月三十一日	**9,015,833**	**901,583**	9,015,833	901,583

於二零零三年十二月三十一日止期間，認購本公司17,500,000股每股0.1元普通股的購股權被行使，代價為2,616,000元，其中1,750,000元已列賬為股本及餘數866,000元列賬為股份溢價。

財務報表附註

(以港幣列示)

29. 儲備

(a) 本集團

	股份溢價	資本贖回儲備	資本儲備	滙兑變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元	千元
於二零零三年一月一日	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
綜合產生的滙兑差額	—	—	—	(1,232)	—	—	—	(1,232)
本年度溢利	—	—	—	—	—	—	102,762	102,762
重估盈餘(減少數股東權益及遞延税項)(附註16(d))	—	—	—	—	3,998	—	—	3,998
出售一間附屬公司變現的儲備	—	—	—	32	—	(216)	—	(184)
根據購股權計劃發行股份	866	—	—	—	—	—	—	866
應佔聯營公司儲備	—	—	—	(575)	—	—	—	(575)
轉撥往法定儲備	—	—	—	—	—	9,060	(9,060)	—
於二零零三年十二月三十一日	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)
於二零零四年一月一日								
一上年度報告	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)
一關於負商譽之會計政策變動(附註14)	—	—	—	—	—	—	17,246	17,246
一已重報	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,110,716)	(282,088)
綜合產生的滙兑差額	—	—	—	48	—	—	—	48
本年度溢利	—	—	—	—	—	—	132,248	132,248
重估盈餘(減少數股東權益及遞延税項)(附註16(d))	—	—	—	—	16,300	—	—	16,300
出售一間聯營公司變現的儲備	—	—	(236)	—	—	—	—	(236)
出售終止業務變現的儲備	—	—	—	(68)	—	(910)	—	(978)
應佔聯營公司儲備	—	—	—	133	—	—	—	133
轉撥往法定儲備	—	—	—	—	—	14,922	(14,922)	—
從其他儲備轉入	—	—	—	—	—	(24,569)	24,569	—
於二零零四年十二月三十一日	**1,747,098**	**971**	**48,814**	**(985)**	**36,900**	**1,450**	**(1,968,821)**	**(134,573)**

29. 儲備(續)

(a) 本集團(續)

於二零零四年十二月三十一日的累計虧損包括聯營公司應佔虧損20,484,000元(二零零三年:27,497,000元)。

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。

資本儲備、滙兑變動儲備及重估儲備已設立,並將根據就於二零零一年一月一日前收購附屬公司及聯營公司所產生的資本儲備、外幣換算及物業重估(附註1)而採納的會計政策予以處理。

其他儲備指於中國成立的實體的法定儲備。

(b) 本公司

	股份溢價	資本贖回儲備	資本儲備	投資物業重估儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元
於二零零三年一月一日	1,746,232	971	48,157	—	(2,271,048)	(475,688)
根據購股權計劃發行股份	866	—	—	—	—	866
重估盈餘(見附註16(d))	—	—	—	12,100	—	12,100
本年度溢利	—	—	—	—	73,405	73,405
於二零零三年十二月三十一日	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)
於二零零四年一月一日	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)
重估盈餘(見附註16(d))	—	—	—	16,200	—	16,200
本年度溢利	—	—	—	—	58,065	58,065
於二零零四年十二月三十一日	**1,747,098**	**971**	**48,157**	**28,300**	**(2,139,578)**	**(315,052)**

於二零零三年及二零零四年十二月三十一日,本公司並無可供分派予股東之儲備。

財務報表附註

(以港幣列示)

30. 綜合現金流量表附註

(a) 出售終止業務／出售一間附屬公司

	出售終止業務 二零零四年 千元	出售一間附屬公司 二零零三年 千元
已出售淨資產／(負債)：		
固定資產	**2,817**	—
存貨	**12,893**	18,666
業務應收款、訂金及預付款	**11,808**	5,536
現金及現金等價物	**8,955**	324
業務及其他應付款項	**(3,730)**	(12,759)
短期借款	**(2,817)**	(3,777)
所得税	**(215)**	—
應付少數股東	**—**	(12,192)
	29,711	(4,202)
解除儲備	**(978)**	(184)
	28,733	(4,386)
可收：		
已收現金	**12,497**	4,711
應收代價	**5,011**	—
應付法律費用	**(568)**	—
	16,940	4,711

30. 綜合現金流量表附註(續)

(b) 就出售終止業務／出售一間附屬公司的淨現金流入的分析

	二零零四年 千元	二零零三年 千元
已收現金	**12,497**	4,711
去除現金及現金等價物	**(8,955)**	(324)
淨現金流入	**3,542**	4,387

(c) 主要非現金交易

於年內，多年未償還負債金額76,223,000元已回撥(附註6)。

31. 承擔

(a) 於二零零四年十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零四年 千元	二零零三年 千元
已訂約	**35,144**	971
已授權但未訂約	**6,281**	2,814
	41,425	3,785

財務報表附註

(以港幣列示)

31. 承擔(續)

(b) 於二零零四年十二月三十一日根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下:

	本集團	
	二零零四年	二零零三年
	千元	千元
一年內	**348**	625
一年後但五年內	**44**	939
五年後	**—**	4,342
	392	5,906

本集團根據經營租賃租用多項物業。租賃初步為期一至三年,期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零四年十二月三十一日,本公司已承諾提供6,489,000元(二零零三年:6,489,000元)資金予本集團一間聯營公司。

32. 訴訟

(a) 於二零零四年十二月三十一日,本集團已向一間附屬公司之前少數股東就其拖欠本集團40,000,000元提出法律訴訟。本集團需維持等同金額之應收票據予一中國境內之認可銀行作為保證金,以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆前少數股東欠款已於以往年度全數計提撥備。

於結算日後,收到一有利於本集團的判決。按此判決,裁定的總賠償金為人民幣27,000,000元及由此所產生的利息。本集團已於二零零五年四月十二日就差額提出上訴,最終裁決仍有待確定。

根據目前的資料,董事認為前少數股東有財務困難及不能肯定可從該少數股東收取任何賠償金。因此,維持有關應收款的撥備。

32. 訴訟(續)

(b) 於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，指稱該附屬公司尚未清還一筆應付款項。岳陽市中級人民法院已頒令凍結該附屬公司為數約4,700,000元的銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院所發出的法院判決，該附屬公司被令需賠償及支付相關法院費用，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法院對該判決提出上訴及於二零零五年一月三十一日岳陽市中級人民法院的判決被駁回。該被凍結的4,700,000元的銀行存款亦相應地被解凍。

根據目前的資料，董事認為該最終判決對該附屬公司有利，認為無需為此法律訴訟提取撥備。

財務報表附註

(以港幣列示)

33. 重大關連交易

本年度依董事認為對本集團而言屬重大的關連交易總結如下：

	附註	**二零零四年 千元**	二零零三年 千元
銷售貨品予關連公司	*(b)*	**2,154**	2,776
從關連公司採購貨品	*(b)*	**4,689**	23,582
從一間聯營公司收取利息	*(c)*	**708**	1,462
一間聯營公司償還其借款	*(c)*	**10,483**	15,725
支付直接控股公司管理、稅務及維修費		**425**	428
提供水電及租賃予一間同母系附屬公司		**3,483**	3,181
就提早贖回可換股票據支付予一間同母系附屬公司的現金	*(d)*	**—**	80,000
應付一間同母系附屬公司的可換股票據利息		**—**	3,443
支付一間關連公司代理費		**—**	582

財務報表附註

(以港幣列示)

33. 重大關連交易(續)

附註:

(a) 於十二月三十一日與關連公司的結餘包括在資產負債表應收/應付有關人士的款項內。該等結餘乃免息及無固定還款期,惟該等在下文附註(c)披露者除外。

(b) 銷售/採購貨品的關連公司包括聯營公司及非全資擁有附屬公司之少數股東。

(c) 一九九九年,本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議,本公司向該聯營公司提供墊款6,700,000美元(約港幣52,000,000元),並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還,而本金及利息須每年支付兩次。年內,餘下10,483,000元的欠款已償還。截至二零零四年十二月三十一日止,並無未償還欠款。

(d) 於二零零三年,本公司以合共80,000,000元現金及按票面值贖回於二零零一年十二月發行予 Richway Resources Limited 的餘下可換股票據。

34. 退休福利計劃

本集團根據香港強制性公積金計劃條例,為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有,並由一名獨立受託人管理。根據強積金計劃,本集團及其僱員各自須按有關僱員的有關收入的5%向計劃作出供款,而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零四年十二月三十一日止年度,計入損益表的本集團退休金費用達1,467,000元(二零零三年:1,979,000元)。本年度退還的沒收供款為2,210,000元(二零零三年:1,405,000元)。

35. 最終控股公司

董事認為於二零零四年十二月三十一日的最終控股公司是於中國成立的廣東粵港投資控股有限公司。

財務報表附註

(以港幣列示)

36. 附屬公司清單

於二零零四年十二月三十一日的附屬公司的詳情如下：

附屬公司名稱	註冊成立／經營地點	所持股份類別	已發行及繳足股本／註冊股本	集團實際利益	下列公司所持利益比例 本公司	附屬公司	主要業務
Best Keen Enterprises 佳健企業有限公司	英屬處女群島／香港	普通股	1美元	100%	100%	—	暫無營業
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	100%	—	100%	租賃
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	100%	—	投資控股
廣南倉儲有限公司	香港	普通股	10,000,000元	100%	—	100%	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	100%	—	經銷鮮活食品
廣南超市(中國)有限公司	香港	普通股	2元	100%	100%	—	暫無營業
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	100%	—	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	100%	—	食品貿易
興龍國際有限公司	香港	普通股	100,000元	100%	100%	—	暫無業務
金皇食品投資有限公司	英屬處女群島／香港	普通股	1,000,000元	100%	100%	—	投資控股

36. 附屬公司清單(續)

附屬公司名稱	註冊成立／經營地點	所持股份類別	已發行及繳足股本／註冊股本	集團實際利益	下列公司所持利益比例 本公司	下列公司所持利益比例 附屬公司	主要業務
金皇食品投資有限公司	香港	普通股	1,000,000元	100%	—	100%	投資控股
南昌(香港)有限公司	香港	普通股	7,000,000元	100%	100%	—	暫無營業
中粵材料有限公司	香港	普通股	10元	—	—	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	—	—	—	
中山市山海賓業有限公司*	中國	不適用	人民幣45,600,000元	95%	—	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	41,906,200美元	95%	—	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

\# 於中國成立的外商獨資企業

財務報表附註

(以港幣列示)

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	註冊成立／經營地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司#	香港	普通股	20,000,000元	—	70%
廣東廣南天美食品發展有限公司##	中國	不適用	人民幣34,820,000元	—	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	中國	不適用	6,500,000美元	—	80%

於二零零一年六月開始清盤的公司。

於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

於中國成立的中外合資企業，並於二零零三年五月開始清盤。

38. 聯營公司清單

於二零零四年十二月三十一日的聯營公司的詳情如下：

			下列公司所持已發行股本／註冊股本的面值比例		
聯營公司名稱	**註冊成立／經營地點**	**所持股份類別**	**本公司**	**附屬公司**	**主要業務**
黃龍食品工業有限公司*	中國	不適用	40%	—	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	—	罐頭食品加工

* 於中國成立的中外合資企業

根據香港聯合交易所有限公司證券上市規則披露之交易

1. 年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定於週年報告內予以披露。以下第A、B及C項所述之交易為持續關連交易(合稱「該等交易」)，而聯交所已於二零零一年就山海交易及馬口鐵交易以及於二零零三年就廣南湛江交易授予有條件豁免可嚴格遵守當時上市規則之披露規定。

   於二零零四年三月三十一日，上市規則獲修訂並對(其中包括)持續關連交易實施全新規定。有關持續關連交易之詳情請參閱本公司於二零零五年四月十二日刊發之公佈。

   於年內進行之該等交易詳情如下：

   A. 中山市山海實業有限公司(「山海實業」)在其日常業務過程中及按一般商業條款，向粵海裝飾材料(中山)有限公司(「粵海飾料」)出租中山一幅土地及提供員工宿舍及水電供應(「山海交易」)，金額約港幣1,691,000元。粵海飾料乃廣東控股有限公司(「廣東控股」)之附屬公司，而廣東控股則為本公司一位主要股東。

   B. 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)在其日常業務過程中及按一般商業條款，向粵海飾料提供水電(「馬口鐵交易」)，金額約港幣1,793,000元。

   C. 廣南(湛江)家豐飼料有限公司(「廣南湛江」)在其日常業務過程中及按一般商業條款，向廣州麥芽有限公司(「廣州麥芽」)購買麥芽根，金額約港幣2,180,000元(「廣南湛江交易」)。廣州麥芽現為廣東控股的間接附屬公司。

      於二零零四年十二月一日，本公司訂立權益轉讓協議出售其於廣南湛江之全部權益。此項出售於二零零四年十二月二十八日完成，而自該日之後廣南湛江交易不再為本公司之關連交易。

   所有獨立非執行董事已審閱上文A、B及C段所述該等交易及確認：

   (i) 由山海實業、中粵馬口鐵及廣南湛江於彼等之日常及一般業務過程中訂立；

   (ii) 按一般商業條款而訂立或不遜於給予或來自獨立第三者之條款進行；及

根據香港聯合交易所有限公司證券上市規則披露之交易

(iii) 根據管轄該等交易之協議條款或就本公司股東整體利益而言屬公平合理之條款訂立。

所有獨立非執行董事亦確認：

(i) 截至二零零四年十二月三十一日止期間山海交易所涉總金額並不超逾上限金額港幣2,000,000元及馬口鐵交易為不超逾上限金額港幣2,700,000元及低於本集團截至二零零四年十二月三十一日之經審核有形資產淨值之賬面值3%；

(ii) 截至二零零四年十二月三十一日止期間廣南湛江交易所涉之總金額並不超逾上限金額港幣10,000,000元及本集團截至二零零四年十二月三十一日之經審核有形資產淨值之賬面值3%。

本公司之核數師亦已審閱該等交易，並於其致本公司董事會之函件(有關副本已提交聯交所)中確認：

(1) 該等交易已獲本公司之董事會批准；

(2) 山海及馬口鐵交易之訂立，按其所涉總金額並不超逾上限金額(租賃土地和提供員工宿舍及水電供應上限金額為港幣2,000,000元、供水／供電安排為港幣2,700,000元)及低於在二零零四年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；

(3) 廣南湛江交易所涉總金額，如二零零三年五月十五日公布所述，並不超逾上限金額港幣10,000,000元及低於在二零零四年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；

(4) 該等交易已按管轄該等交易之協議條款或按不遜於給予或來自獨立第三者之條款訂立；及

(5) 山海及馬口鐵交易乃根據本集團之定價政策訂立。

2. 於二零零四年七月二十二日，高要廣南畜牧發展有限公司(「高要廣南」)(本公司擁有51%權益之附屬公司)有應收廣東省高要食品進出口公司(「高要食品」)為數約人民幣1,680,000元之款項，根據高要廣南之財務報表顯示，該筆款項自一九九七年起一直結轉入賬。該筆款項為無抵押及免息。

根據香港聯合交易所有限公司證券上市規則披露之交易

於二零零四年七月二十二日，高要食品、高要廣南及本公司訂立債務出讓事項，據此，高要廣南將高要食品之欠款約人民幣1,680,000元出讓予本公司，以抵銷高要廣南當時結欠本公司之款項人民幣600,000元。有關詳情請閱覽本公司於二零零四年十二月二十九日刊發之公佈。

於二零零四年七月二十三日，本公司訂立買賣協議以出售其於高要廣南之51%權益。於結算日，本公司應收高要食品港幣282,000元。

3. 於結算日，本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押、按年息率介乎11.5%至12%計息。此外，於結算日，天美欠廣南超市發展港幣59,600,000元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

4. 於結算日，本公司擁有70%股權之廣南(KK)超級市場有限公司(「廣南KK」)欠本公司之貸款為港幣25,000,000元。該筆貸款乃用作一般營運資金，並以廣南 KK 之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

5. 於結算日，廣南 KK 尚欠本公司合共港幣108,800,000元。除為數港幣53,700,000元之若干貸款無抵押及須按介乎港幣最優惠借貸利率至年息率11.5%計息外，該筆欠款乃無抵押及免息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

6. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南 KK 所提供的若干借款合共港幣23,500,000元仍未償還。該筆借款乃無抵押、按港幣最優惠借貸利率加年息率1厘至8厘計息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

根據香港聯合交易所有限公司證券上市規則披露之交易

7. 於結算日，廣南超市發展此前向廣南 KK 所提供之貸款合共港幣29,300,000元仍未償還，其中港幣12,500,000元為無抵押及按年息率3.5%計息。餘款港幣16,800,000元為無抵押及免息。此外，廣南 KK 欠廣南超市發展港幣2,600,000元，其中港幣2,000,000元為無抵押及按年息率介乎7.75%至8.5%計息，剩餘欠款乃無抵押及免息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

投資物業

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6－8號瑞安中心 29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區 中山市山海實業有限公司之土地、 建築物及結構物	工業／住宅	95%	中期

業績

	截至十二月三十一日止年度				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額	**828,349**	1,525,807	1,783,020	1,819,350	2,764,198
經營溢利/(虧損)	**78,511**	72,949	111,231	(6,063)	(77,608)
出售終止業務虧損淨額	**(11,793)**	—	—	—	—
非經營收入淨額	**76,306**	35,659	17,177	31,991	1,110,287
融資成本	**(697)**	(7,664)	(12,045)	(1,273)	(169,441)
應佔聯營公司溢利減虧損	**27,252**	19,376	10,576	(12,220)	7,952
除税前日常業務溢利	**169,579**	120,320	126,939	12,435	871,190
所得税	**(31,251)**	(12,933)	(9,747)	(2,819)	(6,018)
少數股東權益	**(6,080)**	(4,625)	(1,683)	41,902	885
股東應佔溢利	**132,248**	102,762	115,509	51,518	866,057
每股盈利					
基本	**1.47仙**	1.14仙	1.28仙	0.61仙	95仙
攤薄	**不適用**	1.12仙	1.23仙	不適用	不適用

財務概要

資產與負債

	截至十二月三十一日				
	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
固定資產	**379,508**	363,411	394,710	397,846	234,189
佔聯營公司權益	**169,689**	154,978	151,264	152,238	171,160
負商譽	—	(17,246)	(18,693)	(20,250)	—
其他非流動資產	**202**	4,318	6,843	6,036	—
流動資產／(負債)淨值	**254,835**	126,507	73,049	33,848	(75,081)
總資產減流動負債	**804,234**	631,968	607,173	569,718	330,268
非流動負債	**(12,117)**	(9,335)	(92,186)	(196,349)	(20,257)
少數股東權益	**(25,107)**	(20,384)	(20,123)	(18,395)	(60,640)
	767,010	602,249	494,864	354,974	249,371
股本	**901,583**	901,583	899,833	894,333	90,951
儲備	**(134,573)**	(299,334)	(404,969)	(539,359)	(614,580)
直接控股公司貸款	—	—	—	—	773,000
	767,010	602,249	494,864	354,974	249,371

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

CHAIRMAN'S STATEMENT

The Group's results recorded a growth during year 2004. The audited consolidated profit attributable to shareholders was HK$132,248,000, representing a growth of 28.7% as compared with HK$102,762,000 in 2003. The basic earnings per share was HK1.47 cents, representing a growth of 28.9% as compared with HK1.14 cents in 2003.

Business Review

In 2004, the operating environment remained undesirable, due to the impact of bird flu, which was more serious than in 2003, in live and fresh foodstuffs business, the shortage of raw materials of tinplates and the nearly historical high of the prices of various kinds of raw materials. During the year under review, by system adjustment and regulatory management, the Group enhanced its overall production, quality and facilities management; by strengthening the construction of the financial system and the management of fiscal budget appraisal, opening up new sources of revenue and reducing costs, as well as exploring various possibilities to increase efficiency, the Group successfully controlled the operating costs; by adjusting the product portfolios and increasing the production of tin-free steel advantageous products, the Group maximized the effectiveness of the limited resources; by adjusting the marketing strategies and dividing the market more specifically, the Group improved the marketing networks and marketing mechanism; by implementing an assessment and accountability system for operating objectives, as well as implementing the system to calculate the staff salary based on the applicable rate on different profit level of a unit, the Group increased the motivation of staff; by fully adopting the invitation to tender/tender exercise under the Sunshine Project (陽光工程), the Group achieved satisfactory results in reducing the operating costs. Although the live and fresh foodstuffs distribution business was affected by the bird flu at the beginning of the year, the Group improved the quality of the services and actively sought to increase the import of the live pigs from Guangdong Province. This not only compensated the loss caused by the fall of income from poultry agency business, but also brought about an increase of 25.0% in operating profit, as compared with 2003. As the tinplating business has not suffered from the negative impact of the macro-economic control measures adopted by the State, the production has been normal; the product quality was further improved and the products continued their brisk sales momentum. The turnover increased slightly as compared with 2003. Nevertheless, under the constraint caused by the shortages of black-plates and the substantial rise of the price of the principal raw materials, the gross profit margin fell by 4% as compared with 2003 and the operating profit was lower than that of 2003. Yellow Dragon Food Industry Co., Ltd., an associate of the Group, achieved remarkable results in production and sales volume. Its profit before tax increased by 49.3% as compared with 2003 while the profit attributable to the Group increased by HK$7,876,000.

During the year under review, the Group's profit before tax was HK$169,579,000, increased by HK$49,259,000 when compared with 2003. The consolidated profit attributable to shareholders was HK$132,248,000, representing an increase of 28.7% as compared with 2003. The growth was mainly resulted from a decrease of HK$30,862,000 of non-operating expenses and an increase of HK$9,785,000 of non-operating income in 2003 to HK$76,306,000. The non-operating income represented the write-back of liabilities which have been outstanding for a long time with no demand for settlement.

CHAIRMAN'S STATEMENT

In addition to the growth in results, the Group has made further concrete progress in becoming professionalized. In 2004, the Group disposed of several non-core businesses, including Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Jiafeng") and 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao"), which marked the complete withdrawal from non-core feed production and livestock farming businesses of the Group. The Group integrated the foodstuffs trading business into the live and fresh foodstuffs distribution business, which facilitated the management and resources realignment. The synergy from the integration of the foodstuffs distribution and trading businesses provided a stable source of profit for the Group. For the tinplating business, the construction of a tin-free steel production line with annual output of 80,000 tonnes was commenced and expected to commence production in June 2005. The production capability of tinplate and tin-free steel will be increased from currently 120,000 tonnes to 200,000 tonnes (please refer to the circular issued by the Company on 2 July 2004 for details).

Prospect

Being one of the major raw materials for metal packaging, the demand for tinplate has continued to rise and its prospects look promising. As the global demand for steel has driven up the price of the raw materials for tinplate to a high place, the gross profit margin of the tinplate business has come under considerable pressure. We believe, by widening the sourcing channels, the expanding production capability will gain a relatively reliable support in raw materials supply. In the current year, the production and sales volume of tinplate is expected to reach a new height. The black-plate manufacturing plant with an annual output of 150,000 tonnes is undergoing construction and is expected to commence operation by the end of 2006 (please refer to the circular issued by the Company on 23 February 2005 for details). By then, the shortage of black-plates that has been hindering the development of the tinplate business historically will basically be resolved. The tinplate business will be able to bring about an even stable profit to the Group.

Liang Jiang
Chairman
Hong Kong, 15 April 2005

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Tinplating

The tinplate production of the Group's subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), amounted to 83,940 tonnes and its sales amounted to 84,786 tonnes, representing a decrease of 11.1% and 9.9% as compared with last year. The turnover of HK$574,443,000, increased by 6.6% as compared with last year. Operating profits decreased by HK$8,939,000 as compared with 2003, representing a decrease of 15.6%. The decrease was mainly due to the shortage of black-plates and the surge of the prices of raw materials, such as black-plates, crude oil and tin ingots. The increase of costs was comparatively larger than that of selling prices.

The tinplating business remained to be the core business which made the greatest contribution to the Group's profit with the most promising prospects and it, therefore, is our focus of development. In 2004, the tinplating business maintained its brisk momentum, which was unaffected by the State policy of macro-economic adjustment and control. However, owing to the hot sales of steel products worldwide, the supply of black-plates was tighter than last year. Faced with this problem, the management paid special attention to the globalization of the black-plate procurement on one hand, and to increase the use of black-plates produced in China on the other hand. In order to increase the supply of black-plates, we sent delegations to visit steel companies around the world to open up new sourcing channels. We also organized tests on PRC-produced black-plates. Our efforts produced preliminary results. The Company looks forward to procuring an adequate supply of black-plates by the middle of this year when our new production line (with annual output of 80,000 tonnes) commences operation, which would bring forth an increase of our tinplate output. In order to solve the problem of the shortage of black-plates, a "bottle neck" which restricts the development of the tinplating business, we are going to construct a black-plate manufacturing plant with annual output of 150,000 tonnes. To facilitate the implementation of the project, the total investment of Zhongyue Tinplate is ready to increase by US$40,000,000 and has obtained the approvals from relevant authorities of the State. The capital injection will be funded by internal resources. The black-plate manufacturing plant is expected to commence operation by the end of 2006 (please refer to the circular issued by the Company on 23 February 2005 for details).

Property Leasing

The Group's leasing properties included plant and staff quarters of Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2004, the total revenue of leasing properties owned by the Group was recorded at HK$25,422,000, which decreased by 31.4% as compared with 2003. The operating profit of leasing properties totalled HK$17,479,000, which decreased by 34.0% as compared with 2003. The decrease was mainly attributable to the fact that the leasing contracts of some of the leased plants of Shan Hai entered into 10 years ago were expired while the new leases reduced the unit area rent in accordance with market rate.

MANAGEMENT DISCUSSION AND ANALYSIS

Live and Fresh Foodstuffs Distribution

In 2004, the turnover of live and fresh foodstuffs distribution business was recorded at HK$50,572,000, which decreased by HK$701,329,000 as compared with 2003, representing a decrease of 93.3%. This was principally attributable to a change of the operation mode in 2004 from the sale and purchase of commodities to pure agency services on commission basis. If comparison was made with last year using the same presentation, the Group would have recorded a fall of HK$5,078,000 in turnover, representing a decrease of 9.1%. Faced with the outbreak of the bird flu in the beginning of the year, the Group further downsized its personnel to lower its operating costs on one hand, while improving the service quality and seeking to increase its quota for import of live pigs from Guangdong to meet increasing demands for pork on the other hand, in order to increase the income from livestock business to offset the loss in poultry business caused by the bird flu. The turnover of the live and fresh foodstuffs distribution business recorded a fall, while the operating profit recorded an increase. In 2004, the operating profit was recorded at HK$13,872,000, which increased by HK$2,772,000 as compared with 2003, representing an increase of 25.0%.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures to open up new sources of revenue and reduce costs, to explore various possibilities to enhance benefits, as well as to establish an incentive mechanism, the Group continued to stabilize its live and fresh foodstuffs agency business so as to maintain its competitiveness and provide the Group with a stable source of profit.

Foodstuffs Trading

As affected by the outbreak of bird flu, the import of chilled chicken, one of the Group's principal foodstuffs trading businesses, was suspended for over two months, which has resulted in a turnover of HK$31,438,000, representing a decrease of 39.8% as compared with 2003. Profit from operations was HK$113,000, dropped by 82.5% as compared with 2003.

The management believes that the foodstuffs trading business is a non-core and non-advantageous business, contributing less profit to the Group. The management decided to conduct a resources alignment exercise for the foodstuffs trading business and integrated the foodstuffs trading business into Guangnan Fresh and Live Foodstuffs Limited for centralized management in October 2004, with an aim to make effective use of resources and improve efficiency.

Feed Production

In 2004, the turnover of the Group's subsidiary, Guangnan Jiafeng, amounted to HK$146,474,000, representing an increase of 26.9% as compared with 2003. Profit from operations was HK$2,287,000, which has turned from a deficit to a surplus.

MANAGEMENT DISCUSSION AND ANALYSIS

The management considered the feed production as a raw materials-processing-oriented industry and its gross profit is very low. The fluctuation of raw material prices is difficult to control. In addition, since the customers are stricken by bird flu from time to time, the account receivables were subject to substantial risk exposure. Therefore, the Group had sold Guangnan Jiafeng in its entirety. As such, the Group has withdrawn completely from the feed production business.

Livestock Farming

The Group's only livestock farming company — Gaoyao was closed during the year under review, and a contract was concluded in 2004, pursuant to which the 51% equity owned by the Group in the company was sold to a third party. As such, the Group has withdrawn completely from the livestock farming business.

Financial Position

As at 31 December 2004, the Group's total assets amounted to HK$996,768,000, and total liabilities stood at HK$204,651,000, representing an increase of HK$40,793,000 and a decrease of HK$128,691,000 respectively when compared with the position at the end of last year. The net current assets increased from HK$126,507,000 as at the end of 2003 to HK$254,835,000, and the current ratio (current assets divided by current liabilities) increased from 1.39 as at the end of 2003 to 2.32. The Group has a very sound financial position, paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2004, the Group maintained cash and cash equivalent balances of HK$293,383,000, an increase of 15.3% from the cash and cash equivalent balances at the end of last year. During the year under review, the major cash outflow was a repayment of HK$23,350,000 to a fellow subsidiary.

As at 31 December 2004, the Group's interest-bearing borrowings totalled HK$7,851,000, being repayable on demand and carrying interest at an annual rate of 7.5%. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased significantly from 9.6% as at the end of 2003 to 1.0%.

As at 31 December 2004, the Group's total available banking facilities amounted to HK$214,048,000, of which HK$99,331,000 have been utilized. The unutilized banking facilities amounted to HK$114,717,000. With its cash and cash equivalent holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operating requirements and the requirements for the construction of a new black-plate manufacturing factory for the present development of tinplating business, and to further develop its business in the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS

Charge on Group's Assets

As at 31 December 2004, certain bills receivable of the Group amounting to approximately HK$40,000,000 has been pledged with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group.

Litigations

(i) The Group filed legal proceedings against a minority shareholder of a former subsidiary in respect of an amount of approximately HK$40,000,000 owed to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgement in favour of the Group had been obtained. The payment awarded under the judgement amounted to RMB27,000,000 together with interest thereon. The Group had lodged an appeal in respect of such difference on 12 April 2005, and the final verdict is still pending.

(ii) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to HK$4,700,000 in this regard.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and respective court charges amounted to RMB4,934,000 and RMB40,000, respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of HK$4,700,000 has been released.

Based on the available information to date, the Directors are of the opinion that as the final judgement was granted in favour of the subsidiary, no provision for legal claims is considered necessary.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

Employees and Remuneration Policies

As at 31 December 2004, the Group has a total of 448 full-time employees, decreased by 96 as compared with the end of 2003, of whom 23 were based in Hong Kong and 425 were based in mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2004, the Group continued to implement control on the staffing, headcount, and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out for the management. Through the assessment of the performance of each subsidiary and based on the net cash inflow from operation and profit before tax, performance bonus was calculated at applicable rate on different profit levels. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants to continue their contribution to the Group.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited financial statements of Guangnan (Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2004.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, development and leasing of properties, distribution of live and fresh foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in the Guangdong Province of the PRC.

During the year, the Group discontinued its operations in feed production and livestock farming.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the financial year are respectively set out in notes 2 and 15 on the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2004 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 25 to 91.

The Directors resolved not to make the payment of an interim dividend (2003: HK$Nil) and do not recommend the payment of a final dividend (2003: HK$Nil) for the year.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 16(a) and 16(b) on the financial statements respectively.

Principal Subsidiaries and Associates

Details of the Company's principal subsidiaries and associates as at 31 December 2004 are set out in notes 36 and 38 on the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group are set out in note 25 on the financial statements. No interest was capitalised by the Group during the year.

Share Captial

Details of the share capital of the Company are set out in note 28 on the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in notes 29(a) and 29(b) on the financial statements respectively.

REPORT OF THE DIRECTORS

Retirement Benefits Scheme

Details of the Group's retirement benefits scheme are set out in note 34 on the financial statements.

Major Customers and Suppliers

For the year ended 31 December 2004, the aggregate amount of turnover attributable to the Group's largest customers represented less than 30% of the Group's total turnover.

The largest supplier for the year ended 31 December 2004 represented 31.8% of the Group's total purchases (not including purchases of a capital nature), and the combined total of the five largest suppliers accounted for 51.8% of the Group's total purchases for the year.

At no time during the year have the Directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in these major suppliers.

Properties

Particulars of the major properties of the Group are set out on page 96.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2004 is set out on pages 97 and 98.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

LIANG Jiang
TAN Yunbiao (Appointed on 26 February 2004)
TSANG Hon Nam (Appointed on 26 February 2004)
LI Xiangbin (Resigned on 26 February 2004)
HUI Wai Man, Lawrence (Resigned on 26 February 2004)

Non-executive Directors

ZHAO Leili (Appointed on 26 February 2004)
LUO Fanyu
LIANG Jianqin

REPORT OF THE DIRECTORS

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

The Company has received confirmation of independence from the Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The Company considers each of the Independent Non-executive Directors to be independent.

Retirement and Re-election of Directors

In accordance with Article 101 of the Company's Articles of Association, Messrs. Liang Jiang and Luo Fanyu and Miss Tam Wai Chu, Maria would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2004, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in Rules Governing The Listing of Securities (the "Listing Rules") on the Stock Exchange were as follows:

(I) Long positions in shares

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	800,000	0.009%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jianqin	200,000	0.004%

(iii) *Kingway Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

(II) Long positions in options relating to ordinary shares of the Company

Name of Director	Date of share options granted#	Number of share options		Exercisable period of share options	Total consideration paid for share options granted	Price per share to be paid on exercise of share options	During the year number of share options			Number of share options held on 31 December 2004	Share price	
		Held on 1 January 2004	Granted during the year				Exercised	Lapsed	Cancelled		At options grant date (**)	At options exercise date
		'000	'000		HK$	HK$	'000	'000	'000	'000	HK$	HK$
Liang Jiang	06/02/04	—	20,000	06/05/04 to 05/05/09*	10	0.1582	—	—	—	20,000	0.155	—
Tan Yunbiao	06/02/04	—	15,000	06/05/04 to 05/05/09*	10	0.1582	—	—	—	15,000	0.155	—

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *The share price disclosed as at the date of grant of share options is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.*

REPORT OF THE DIRECTORS

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2004, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

Share Option Schemes of the Company

On 11 June 2004, the Company terminated its then share option schemes, which were adopted on 21 November 1994 ("1994 Share Option Scheme") and 24 August 2001 ("2001 Share Option Scheme"). The Company adopted a new share option scheme ("2004 Share Option Scheme") on the same day.

1994 and 2001 Share Option Schemes

Pursuant to the 1994 and 2001 Share Option Schemes, the exercise price of the options under the Schemes is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme of the Company is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors of the Company, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, no options were outstanding under the 1994 Share Option Scheme. Options entitling the holders to subscribe for 106,900,000 shares of the Company were granted and 20,000,000 options were lapsed under the 2001 Share Option Scheme. No options were granted under the 2004 Share Option Scheme.

REPORT OF THE DIRECTORS

As at 31 December 2004, save as disclosed in the section of "Long positions in options relating to ordinary shares of the Company", certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company. Further details are set out in note 27 on the financial statements.

Category	Date of share options granted#	Number of share options: Held on 1 January 2004 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	Lapsed '000	Cancelled '000	Number of share options held on 31 December 2004 '000	Share price: At options grant date (##) HK$	At options exercise date HK$
Employees and other participants	24/08/01	33,500	—	26/11/01 to 25/11/06*	10	0.1495	—	—	—	33,500	0.185	—
	06/02/04	—	71,900	06/05/04 to 05/05/09**	10	0.1582	—	20,000	—	51,900	0.155	—

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\#\# *The share price disclosed as at the date of grant of share options is the closing price of the shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options.*

* *If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Note: *The underlying shares of the outstanding share options under the 2001 Share Option Scheme as at 31 December 2004 represent 1.34% of the issued share capital of the Company.*

In assessing the theoretical aggregate value of the share options granted during the year, the Black-Scholes option pricing model has been used.

Date of Grant	:	06/02/2004
Vesting Period	:	06/02/2004 — 06/05/2004
Exercise Period	:	06/05/2004 — 05/05/2009
Exercise Price	:	HK$0.1582 per share

	At 6 February 2004 *(Note (2))*
Number of share options	**106,900,000**
Theoretical value of share options	**HK$0.0725 per share**
Total theoretical value of share options	**HK$7,750,250**

REPORT OF THE DIRECTORS

Notes:

(1) The closing price of the ordinary shares of the Company immediately before the date on which the options were granted was HK$0.155.

(2) According to the Black-Scholes model#, the total theoretical value of the options was estimated at HK$7,750,250 as at 6 February 2004 (when the options were granted) with the following variables and assumptions:

Risk Free Rate	:	2.831%*, being the approximate yield of 5-year Exchange Fund Note traded on 06/02/2004
Expected Volatility	:	49.96%, being the annualised volatility of the closing price of the ordinary shares of the Company from 06/02/2003 — 06/02/2004
Expected Dividend Yield	:	Nil
Expected Life of the Options	:	5.24 years
Assumptions	:	There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the ordinary shares of the Company over the period of 06/02/2003 — 06/02/2004.

(3) No forfeiture clause was contained in the relevant share option scheme.

\# *The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. It should be noted that the Model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the Directors' opinion, the Model gives the theoretical value of the share options only and should not be interpreted as the market or actual value of the option.*

* *According to Rule 17.08 of the Listing Rules, the risk-free rate should be the rate prevailing on debt securities issued by the state, such as the Exchange Fund Notes in case of Hong Kong based entities.*

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

REPORT OF THE DIRECTORS

Directors' Interests in Competing Businesses

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. There may be some overlapping between the scope of the aforementioned business interests of the Yue Gang Group and that of the Group. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Directors' Service Contracts

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 92 to 95.

Substantial Shareholders

As at 31 December, 2004, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Approximate % of issued share capital	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	5,364,948,680	59.51%	Long position
GDH Limited ("GDH")	5,364,948,680	59.51%	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, as at 31 December 2004, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

Contracts of Significance with Controlling Shareholders or Its Subsidiaries

In addition to the disclosures contained in the Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as set out on pages 92 to 93, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is unsecured, interest free and without fixed term of repayment. During the year, RMB25,000,000 was repaid to Richway leaving an outstanding balance of RMB25,000,000 as at 31 December 2004.

On 7 July 2004, the Company entered into a loan agreement with GDH whereby GDH agreed to provide a loan to the extent of not exceeding HK$50,000,000 to the Company upon better than normal commercial terms, without security and for a term of six months from the date of draw down. As at date of the report, the loan has not been drawn down by the Company.

Compensation Committee

The Company has established a Compensation Committee with the principal duties of receiving advice and making recommendations to the Directors concerning the remuneration policies of senior officers, the share option or incentive schemes. The Committee comprises the Chairman of the Board, the General Manager and three Independent Non-executive Directors.

Throughout the year under review, two meetings were held by the Committee to explore into relevant issues.

Audit Committee

The Company has established an Audit Committee with all the three Independent Non-executive Directors as members. The principal duties of the Committee include the review of the adequacy and effectiveness of the internal control and compliance procedures of the Group and the review of the principles, policies and practices adopted in the preparation of the Group's accounts and the annual financial statements for compliance with all statutory requirements.

Regular meetings have been held by the Committee and it met seven times during the year under review.

REPORT OF THE DIRECTORS

Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the then Listing Rules throughout the year except that the Non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code through the year.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

On behalf of the Board
Liang Jiang
Chairman

Hong Kong, 15 April 2005

DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

EXECUTIVE DIRECTORS

Mr. LIANG Jiang, aged 52, was appointed the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"). He is also a director of GDH Limited ("GDH"), a substantial shareholder of the Company. Mr. Liang graduated from South China Normal University. He holds a Master's degree in Business Management. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. Tan Yunbiao, aged 40, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University and worked in the municipal government of Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. Mr. Tan has extensive experience in corporate development, corporate management as well as sales and marketing management.

Mr. Tsang Hon Nam, aged 35, was appointed an Executive Director and the Financial Controller of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1998. Before joining the Company, he was a deputy general manager of the finance department of GDH. Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

NON-EXECUTIVE DIRECTORS

Mr. Zhao Leili, aged 51, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited, the ultimate holding company of the Company and an executive director of GDH in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited ("Kingway Brewery"). Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. From 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force. Mr. Zhao has extensive experience in personnel management, audit control and construction management.

DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

Mr. LUO Fanyu, aged 49, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined GDE in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Zhongshan University.

Miss LIANG Jianqin, aged 40, was appointed a Non-executive Director of the Company in July 2002. Miss Liang graduated from the department of accountancy of Jinan University and holds a Master's degree in Economics. She is a member of The Association of Chartered Certified Accountants and The Chinese Institute of Certified Public Accountants. She had worked for Guangdong Investment Limited in 1997. She is currently the general manager of the finance department of GDH.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Gerard Joseph McMAHON, aged 61, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. He is also admitted as a barrister in Hong Kong. Since 1997, Mr. McMahon has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia. He is a director of Asian Capital (Corporate Finance) Limited.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law,* aged 60, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, eSun Holdings, Sa Sa International Holdings Limited and Titan Petrochemicals Group Limited. She is also a member of the board of the Airport Authority of Hong Kong and Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 52, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

Messrs. Liang Jiang, Tan Yunbiao, Tsang Hon Nam, Xiao Zeguang, Luo Jianhua, Jiang Xinguo and Ge Hongguang are members of the senior management of the Company.

SENIOR MANAGEMENT

Mr. XIAO Zeguang, aged 35, was appointed a deputy general manager of the Company in December 2000 and is the chairman of certain subsidiaries of the Company, including Guangnan Fresh & Live Foodstuffs Limited and Guangnan Trading Development Limited etc. Mr. Xiao holds a Bachelor's degree in Economics from Zhongshan University and a Master's degree in Business Administration from University of San Francisco. He is also a CFA charterholder. He is a member of The Hong Kong Society of Financial Analysts and a member of The CFA Institute. Mr. Xiao joined the planning and development department and operation management department of GDE as a deputy manager in 1996. Between 1999 to 2000, Mr. Xiao worked in the restructuring office of GDE and was a deputy general manager of personnel department of GDH.

Mr. LUO Jianhua, aged 50, was appointed a deputy general manager of the Company in December 2003. He is also a deputy general manager of Shan Hai and Zhongyue Tinplate. Since Mr. Luo joined the Company in 2001, he has been acting as the general manager of our administrative and personnel department and acted as the assistant general manger. Prior to joining the Company, he held various positions as secretary in the engineering administrative bureau of Dongjiang to Shenzhen water supply (the "Bureau") and deputy director and director of the administrative office of the Bureau. He graduated from the department of Chinese literature of Zhongshan University.

Mr. Jiang Xinguo, aged 48, was appointed a deputy general manager of the Company in March 2004. Mr. Jiang joined Shan Hai and Zhongyue Tinplate in 1989 and became a deputy general manager of both companies in 1998. Between 1976 to 1978, he worked in a geological exploring team in a tin mine in Hu Nan, the PRC. He also worked in Wu Yang Iron and Steel Company in He Nan, the PRC from 1982 to 1989. Mr. Jiang graduated from Central South Industrial University.

Mr. Ge Hongguang, aged 33, was appointed a deputy general manager of the Company in March 2004. Mr. Ge joined Shan Hai and Zhongyue Tinplate as a deputy general manager in 2002. Before that, he was a deputy manager of strategic development department of GDH. He had also worked in the Hai Nan Province branch of The Industrial and Commercial Bank of China. Mr. Ge graduated from the department of precision machineries and precision instruments of University of Science and Technology of China. He also holds a Master's degree in Finance from the Graduate School of The People's Bank of China.

AUDITORS' REPORT

KPMG

Auditors' report to the shareholders of
Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 25 to 91 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004, and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 15 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Turnover	2	**828,349**	1,525,807
Cost of sales		**(701,093)**	(1,373,795)
Gross profit		**127,256**	152,012
Other revenue	3	**13,649**	11,702
Other net income/(expenses)	4	**219**	(214)
Distribution costs		**(13,302)**	(32,819)
Administrative expenses		**(43,444)**	(51,856)
Other operating expenses		**(5,867)**	(5,876)
Profit from operations		**78,511**	72,949
Net loss on disposal of discontinued operations	5	**(11,793)**	—
Non-operating income	6	**76,306**	66,521
Non-operating expenses	7	**—**	(30,862)
Finance costs	8(a)	**(697)**	(7,664)
Share of profits less losses of associates		**27,252**	19,376
Profit from ordinary activities before taxation	8	**169,579**	120,320
Income tax	9	**(31,251)**	(12,933)
Profit from ordinary activities after taxation		**138,328**	107,387
Minority interests		**(6,080)**	(4,625)
Profit attributable to shareholders	12	**132,248**	102,762
Earnings per share	13		
Basic		**1.47 cents**	1.14 cents
Diluted		**N/A**	1.12 cents

The notes on pages 34 to 91 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2004
(Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Non-current assets			
Fixed assets			
— Investment properties		**200,960**	185,988
— Other property, plant and equipment		**178,548**	177,423
	16(a)	**379,508**	363,411
Interest in associates	*18*	**169,689**	154,978
Investment securities	*19(a)*	**202**	540
Deferred tax assets	*20(b)*	**—**	3,778
Negative goodwill	*21*	**—**	(17,246)
		549,399	505,461
Current assets			
Other securities	*19(b)*	**3,200**	3,247
Inventories	*22*	**30,707**	44,228
Trade and other receivables	*23*	**120,079**	148,582
Cash and cash equivalents	*24*	**293,383**	254,457
		447,369	450,514
Current liabilities			
Interest-bearing borrowings	*25*	**7,851**	57,700
Trade and other payables	*26*	**170,127**	262,436
Current taxation	*20(a)*	**14,556**	3,871
		192,534	324,007
Net current assets		**254,835**	126,507
Total assets less current liabilities		**804,234**	631,968

CONSOLIDATED BALANCE SHEET

At 31 December 2004
(Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Non-current liabilities			
Deferred tax liabilities	20(b)	**12,117**	9,335
Minority interests		**25,107**	20,384
Net assets		**767,010**	602,249
Capital and reserves			
Share capital	28	**901,583**	901,583
Reserves	29(a)	**(134,573)**	(299,334)
		767,010	602,249

Approved and authorised for issue by the board of directors on 15 April 2005.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 34 to 91 form part of these financial statements.

BALANCE SHEET

At 31 December 2004
(Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Non-current assets			
Fixed assets			
— Investment properties		**78,200**	62,000
— Other property, plant and equipment		**1,290**	1,318
	16(b)	**79,490**	63,318
Interest in subsidiaries	*17*	**326,658**	313,520
Interest in associates	*18*	**169,258**	132,744
Investment securities	*19(a)*	**202**	540
		575,608	510,122
Current assets			
Other securities	*19(b)*	**3,200**	3,247
Trade and other receivables	*23*	**24,810**	6,529
Cash and cash equivalents	*24*	**17,860**	19,593
		45,870	29,369
Current liabilities			
Trade and other payables	*26*	**21,778**	21,668
Amounts due to subsidiaries		**13,169**	5,557
		34,947	27,225
Net current assets		**10,923**	2,144
Net assets		**586,531**	512,266

BALANCE SHEET

At 31 December 2004
(Expressed in Hong Kong dollars)

	Note	2004 $'000	2003 $'000
Capital and reserves			
Share capital	*28*	**901,583**	901,583
Reserves	*29(b)*	**(315,052)**	(389,317)
		586,531	512,266

Approved and authorised for issue by the board of directors on 15 April 2005.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 34 to 91 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

	2004	2003
	$'000	*$'000*
Shareholders' equity at 1 January		
— As previously reported	**602,249**	494,864
— Adjustment to opening shareholders' equity on adoption of HKFRS 3 (note 14)	**17,246**	—
As restated	**619,495**	494,864
Surplus on revaluation of investment properties, net of minority interests and deferred tax	**16,300**	3,998
Exchange differences arising on translation of the PRC subsidiaries and associates	**181**	(1,807)
Net gains not recognised in the profit and loss account	**16,481**	2,191
Profit attributable to shareholders	**132,248**	102,762
Reserves realised upon disposal of a subsidiary	**—**	(184)
Reserves realised upon disposal of discontinued operations	**(978)**	—
Reserve realised upon disposal of an associate	**(236)**	—
Movements in share capital		
— Shares issued under share option scheme	**—**	1,750
— Net share premium received	**—**	866
Net increase in shareholders' equity arising from capital transactions with shareholders	**—**	2,616
Shareholders' equity at 31 December	**767,010**	602,249

The notes on pages 34 to 91 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

		2004		2003	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Operating activities					
Profit from ordinary activities before taxation		**169,579**		120,320	
Adjustments for:					
— Finance costs		**697**		7,664	
— Interest income		**(3,726)**		(4,526)	
— Dividend from listed securities		**(235)**		(260)	
— Net realised and unrealised loss/(gain) on other securities carried at fair value		**47**		(562)	
— Provision for diminution in value of investment securities		**338**		—	
— Net loss on disposal of investment securities		**—**		236	
— Net gain on disposal of an associate		**(83)**		—	
— Net (gain)/loss on disposal of fixed assets		**(243)**		1,069	
— Write-back of liabilities		**(76,223)**		(33,185)	
— Net gain on disposal of a subsidiary		**—**		(9,097)	
— Net loss on disposal of discontinued operations		**11,793**		—	
— Write-back of provision for bad debts		**(2,251)**		(7,329)	
— Provision for impairment losses on fixed assets		**—**		30,862	
— Provision for inventories		**—**		282	
— Amortisation of negative goodwill		**—**		(1,447)	
— Depreciation		**5,696**		9,050	
— Share of profits less losses of associates		**(27,252)**		(19,376)	
Operating profit before changes in working capital carried forward		**78,137**		93,701	

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

		2004		2003	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Operating profit before changes in working capital brought forward		**78,137**		93,701	
Decrease in inventories		**628**		3,507	
Decrease/(increase) in trade debtors, bills and other receivables, deposits and prepayments		**25,593**		(25,620)	
Decrease/(increase) in amounts due from fellow subsidiaries		**5,049**		(4,986)	
Decrease in amounts due from minority shareholders		**—**		250	
Decrease/(increase) in amounts due from related companies		**33**		(10)	
Decrease in amounts due from associates		**10,483**		15,725	
(Decrease)/increase in trade creditors, other payables and accrued charges		**(35,681)**		14,920	
(Decrease)/increase in amounts due to related companies		**(1,820)**		1,523	
Decrease in amounts due to holding company and fellow subsidiaries		**(23,115)**		(68)	
(Decrease)/increase in amounts due to associates		**(2,387)**		703	
Decrease in amounts due to minority shareholders		**—**		(663)	
Restricted cash deposits against legal claims	*32(b)*	**(4,634)**		—	
Cash generated from operations		**52,286**		98,982	
Interest received		**3,106**		5,446	
Interest paid		**(113)**		(7,664)	
Hong Kong Profits Tax refunded		**3,021**		—	
Hong Kong Profits Tax paid		**(1,843)**		—	
PRC income tax paid		**(13,438)**		(13,468)	
Net cash from operating activities			**43,019**		83,296

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004
(Expressed in Hong Kong dollars)

		2004		2003	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Investing activities					
Payment for purchase of fixed assets		**(13,742)**		(3,700)	
Proceeds on sales of investment securities		**—**		303	
Proceeds on sales of other securities		**—**		128	
Proceeds on sales of an associate		**400**		—	
Dividends received from listed securities		**235**		260	
Dividends received from associates		**565**		1,340	
Proceeds on disposal of fixed assets		**739**		125	
Net cash inflow from disposal of a subsidiary	*30(b)*	**—**		4,387	
Net cash inflow from disposal of discontinued operations	*30(b)*	**3,542**		—	
Net cash (used in)/from investing activities			**(8,261)**		2,843
Financing activities					
Dividends paid		**(466)**		—	
Repayment of convertible notes		**—**		(80,000)	
Issue of new shares		**—**		2,616	
Repayment of bank borrowings		**(2,817)**		(4,812)	
Proceeds from new bank loans		**2,817**		7,504	
Net cash used in financing activities			**(466)**		(74,692)
Increase in cash and cash equivalents			**34,292**		11,447
Cash and cash equivalents at 1 January			**254,457**		243,010
Cash and cash equivalents at 31 December	*24*		**288,749**		254,457

The notes on pages 34 to 91 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKAS") ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

With effect from 1 January 2004, the Group has chosen to early adopt HKFRS 3 "Business combinations", HKAS 36 "Impairment of assets" and HKAS 38 "Intangible assets". The impact of the early adoption of these accounting standards is set out in note 14.

Apart from the above, the Group has not early adopted other new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether those other new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Subsidiaries and controlled enterprises (Continued)

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Associates

An associate is a company in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates for the year.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill arising on an acquisition is recognised directly in the profit and loss account.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Fixed assets

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheets at their open market value which is either assessed annually by external qualified valuers, or assessed by the directors taking into consideration the professional valuations.

(ii) Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the profit and loss account.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Fixed assets (Continued)

(iii) Land and buildings held for own use are carried in the balance sheets at cost less accumulated depreciation (note 1(j)) and impairment losses (note 1(k)).

(iv) Other fixed assets are carried in the balance sheets at cost less accumulated depreciation (note 1(j)) and impairment losses (note 1(k)).

(v) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(vi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year. For all other fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified in note 1(j).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets held for use in operating leases*

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(j). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(q)(iv).

(ii) *Operating lease charges*

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(j) Depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost of fixed assets over their estimated useful lives from the date on which they are put into use and after taking into account their estimated residual value, using the straight-line method, as follows:

Leasehold land	Over the unexpired term of the lease
Buildings	Over the shorter of the unexpired term of the lease and 20 to 50 years
Leasehold improvements	20% to 50% per annum
Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
Motor vehicles	20% per annum

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment (other than properties carried at revalued amounts); and

— investments in subsidiaries and associates (except for those accounted for at fair value under notes 1(c) and (d)).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Inventories (Continued)

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) The Group's contributions to retirement benefit schemes are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense. Further information is set out in note 34.

(iii) When the Group grants employees options to acquire shares of the Company at nominal consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Income tax (Continued)

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(p) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Provisions and contingent liabilities (Continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Dividends*

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.
- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iii) *Interest income*

Interest income from bank deposits and advances to associates is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iv) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Revenue recognition (Continued)

(v) *Commission income*

Commission income is recognised when the relevant services are provided.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of subsidiaries and associates outside Hong Kong are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a subsidiary or an associate outside Hong Kong, the cumulative amount of exchange differences which relate to that subsidiary or associate is included in the calculation of the profit or loss on disposal.

(s) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Segment reporting (Continued)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, taxation, corporate and financing expenses and minority interests.

(u) Discontinued operations

A discontinued operation is a clearly distinguishable component of the Group's business that is disposed of or abandoned pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

2. TURNOVER

The principal activities of the Group are distribution of live and fresh foodstuffs, feed production and livestock farming, foodstuffs trading, manufacturing and trading of tinplate and property leasing during the year.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2004	2003
	$'000	*$'000*
Sales of goods		
— Tinplating	**574,443**	538,765
— Live and fresh foodstuffs distribution	**50,572**	751,901
— Feed production and livestock farming (discontinued)	**146,474**	145,892
— Foodstuffs trading	**31,438**	52,190
	802,927	1,488,748
Property leasing	**25,422**	37,059
	828,349	1,525,807

In prior years, turnover in respect of the Group's live and fresh foodstuffs distribution business represented the gross sales value of live and fresh foodstuffs. Effective 1 January 2004, turnover in respect of the Group's live and fresh foodstuffs distribution business includes commission income derived from its agency business in trading of live and fresh foodstuffs, following the execution of agency agreements with most of the suppliers concerned. The change in the mode of operation has resulted in a significant decrease in the Group's turnover during the year ended 31 December 2004. However, the change has no significant impact on the gross profit of the Group's live and fresh foodstuffs distribution business.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

3. OTHER REVENUE

	2004	2003
	$'000	*$'000*
Sales of scrap materials	**4,398**	4,371
Interest income	**3,726**	4,526
Write-back of provision for bad debts	**2,251**	577
Management income	**253**	437
Dividends from listed securities	**235**	260
Subsidy received	**119**	—
Others	**2,667**	1,531
	13,649	11,702

4. OTHER NET INCOME/(EXPENSES)

	2004	2003
	$'000	*$'000*
Net gain/(loss) on disposal of fixed assets	**243**	(1,069)
Net loss on disposal of investment securities	**—**	(236)
Net realised and unrealised (loss)/gain on other securities carried at fair value	**(47)**	562
Provision for diminution in value of investment securities	**(338)**	—
Others	**361**	529
	219	(214)

5. DISCONTINUED OPERATIONS

In December 2004, the Group's feed production and livestock farming operations were discontinued following the disposal of two subsidiaries in the People's Republic of China other than Hong Kong (the "PRC"). The net loss on disposal of the discontinued operations amounted to $11,793,000.

The results of the discontinued operations for the current and previous years were as follows:

	Continuing operations		Discontinued operations		Total	
	2004	2003	**2004**	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Turnover	**681,875**	1,379,915	**146,474**	145,892	**828,349**	1,525,807
Cost of sales	**(564,875)**	(1,234,576)	**(136,218)**	(139,219)	**(701,093)**	(1,373,795)
Gross profit	**117,000**	145,339	**10,256**	6,673	**127,256**	152,012
Other revenue	**13,531**	11,645	**118**	57	**13,649**	11,702
Other net income/ (expenses)	**219**	(512)	**—**	298	**219**	(214)
Distribution costs	**(12,116)**	(30,728)	**(1,186)**	(2,091)	**(13,302)**	(32,819)
Administrative expenses	**(41,037)**	(40,337)	**(2,407)**	(11,519)	**(43,444)**	(51,856)
Other operating expenses	**(1,672)**	(393)	**(4,195)**	(5,483)	**(5,867)**	(5,876)
Profit/(loss) from operations	**75,925**	85,014	**2,586**	(12,065)	**78,511**	72,949
Net loss on disposal of discontinued operations	**—**	—	**(11,793)**	—	**(11,793)**	—
Non-operating income	**76,306**	53,412	**—**	13,109	**76,306**	66,521
Non-operating expenses	**—**	—	**—**	(30,862)	**—**	(30,862)
Finance costs	**(547)**	(7,274)	**(150)**	(390)	**(697)**	(7,664)
Share of profits less losses of associates	**27,252**	19,376	**—**	—	**27,252**	19,376
Profit/(loss) from ordinary activities before taxation	**178,936**	150,528	**(9,357)**	(30,208)	**169,579**	120,320
Income tax	**(30,934)**	(12,518)	**(317)**	(415)	**(31,251)**	(12,933)
Profit/(loss) from ordinary activities after taxation	**148,002**	138,010	**(9,674)**	(30,623)	**138,328**	107,387

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

5. DISCONTINUED OPERATIONS (Continued)

The net assets of the discontinued operations as at the date of discontinuance and 31 December 2003 were as follows:

	Discontinued operations	
	Date of discontinuance	2003
	$'000	*$'000*
Total assets	**36,473**	36,888
Total liabilities	**(6,762)**	(14,283)
Net assets	**29,711**	22,605

The cash flows of the discontinued operations for the current and previous years were as follows:

	Discontinued operations	
	2004	2003
	$'000	*$'000*
Net cash used in operating activities	**(587)**	(1,319)
Net cash used in investing activities	**(77)**	(22)
Net cash from financing activities	**—**	2,692

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

6. NON-OPERATING INCOME

	Note	2004 $'000	2003 $'000
Write-back of liabilities	(i)	76,223	33,185
Net gain on disposal of an associate		83	—
Recovery of bad debts	(ii)	—	24,239
Net gain on disposal of a subsidiary		—	9,097
		76,306	66,521

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) During the year ended 31 December 2003, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

7. NON-OPERATING EXPENSES

	2004 $'000	2003 $'000
Provision for impairment losses on fixed assets	—	30,862

In view of the poor trading conditions experienced by certain subsidiaries during the year ended 31 December 2003, the Directors reviewed the carrying value of the relevant subsidiaries' fixed assets and concluded that it was appropriate to recognise impairment losses of $30,862,000 against certain fixed assets as at 31 December 2003.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2004	2003
	$'000	*$'000*
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**697**	4,221
Interest on convertible notes	**—**	3,443
	697	7,664
(b) Staff costs:		
Net contributions (received from)/paid to defined contribution plans	**(743)**	574
Salaries, wages and other benefits	**36,503**	42,402
	35,760	42,976
Average number of employees during the year	**558**	671
(c) Other items:		
Cost of inventories sold	**701,093**	1,373,795
Auditors' remuneration	**1,958**	1,940
Depreciation	**5,696**	9,050
Operating lease charges in respect of property rentals	**540**	1,026
Amortisation of negative goodwill (note 14)	**—**	(1,447)
Rentals receivable from investment properties less direct outgoings of $1,501,000 (2003: $3,551,000)	**(23,921)**	(32,626)

Cost of inventories includes $16,738,000 (2003: $18,544,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

9. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	2004	2003
	$'000	*$'000*
Current tax — Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (2003: 17.5%) on the estimated assessable profits for the year	**971**	258
Over-provision in respect of prior years	**(55)**	(2,613)
	916	(2,355)
Current tax — the PRC		
Tax for the year	**21,499**	7,947
Under-provision in respect of prior years	**745**	2,482
	22,244	10,429
Deferred tax		
Origination and reversal of temporary differences	**6,316**	6,997
Effect of increase in tax rate in the PRC on deferred tax balances at 1 January	**—**	(4,147)
Benefit of previously unrecognised tax losses now recognised	**—**	4,907
	6,316	7,757
Share of associates' taxation	**1,775**	(2,898)
Total income tax expense	**31,251**	12,933

Income tax for subsidiaries or associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC. The effect of increase in tax rate on the deferred tax balance relates to the anticipated change in the tax rate applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary differences.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

9. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT (Continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2004	2003
	$'000	$'000
Profit before tax	**169,579**	120,320
Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	**28,864**	15,396
Tax effect of non-deductible expenses	**2,912**	29,559
Tax effect of non-taxable revenue	**(1,389)**	(26,038)
Tax effect of unused tax losses not recognised	**174**	(1,706)
Effect on opening deferred tax balances resulting from an increase in tax rate	**—**	(4,147)
Under/(over)-provision in prior years	**690**	(131)
Actual tax expense	**31,251**	12,933

The tax rate for Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%). The tax rates for PRC income tax is calculated ranging from 10% to 33% (2003: 10% to 33%) which depends on the locations where the PRC subsidiaries are situated.

10. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	2003
	$'000	*$'000*
Fees	—	24
Salaries and other emoluments	**2,944**	3,304
Discretionary bonuses	**1,418**	1,068
Retirement scheme contributions	**379**	536
	4,741	4,932

Included in the Directors' remuneration were fees and other emoluments of $Nil and $900,000 (2003: $9,000 and $900,000) respectively paid to the independent Non-executive Directors during the year.

An analysis of Directors' remuneration by the number of Directors and remuneration range is as follows:

	2004 Number of Directors	2003 Number of Directors
$		
Nil–1,000,000	**9**	6
1,000,001–1,500,000	**2**	2
1,500,001–2,000,000	—	1

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

11. SENIOR MANAGEMENT REMUNERATION

The five highest paid individuals of the Group include two (2003: three) Directors of the Company during the year ended 31 December 2004 whose remuneration are reflected in the analysis presented above. Details of remuneration paid to the remaining highest paid individuals of the Group are as follows:

	2004	2003
	$'000	*$'000*
Basic salaries, allowances and other benefits	**1,176**	1,126
Retirement benefit scheme contributions	**446**	328
Bonuses	**1,200**	1,507
	2,822	2,961
Number of senior management	**3**	2

The emoluments of the three (2003: two) individuals with the highest emoluments are within the following bands:

	2004	2003
	Number of individuals	Number of individuals
$		
Nil–1,000,000	**2**	—
1,000,001–1,500,000	**1**	1
1,500,001–2,000,000	**—**	1

12. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of $58,065,000 (2003: $73,405,000) which has been dealt with in the financial statements of the Company.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $132,248,000 (2003: $102,762,000) and the weighted average of 9,015,833,000 (2003: 9,003,262,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The diluted earnings per share for the year ended 31 December 2004 is not presented as there is no dilutive potential ordinary share at the year end.

The calculation of diluted earnings per share for the year ended 31 December 2003 is based on the adjusted profit attributable to ordinary shareholders of $106,205,000 and the weighted average number of 9,496,412,000 ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2003.

(c) Reconciliation

	2004 Number of shares *(thousand)*	2003 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	**9,015,833**	9,003,262
Deemed issue of ordinary shares for no consideration	—	493,150
Weighted average number of ordinary shares used in calculating diluted earnings per share	**9,015,833**	9,496,412

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

13. EARNINGS PER SHARE (Continued)

(c) Reconciliation (Continued)

	2004	2003
	$'000	*$'000*
Profit attributable to shareholders	**132,248**	102,762
Interest savings following conversion of the convertible notes	**—**	3,443
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	**132,248**	106,205

14. CHANGE IN ACCOUNTING POLICIES

In prior years, the negative goodwill arising from the acquisitions of controlled subsidiaries and associates were treated as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

With effect from 1 January 2004, the Group had early adopted HKFRS 3, HKAS 36 and HKAS 38 issued by the HKICPA. In order to comply with HKFRS 3, the Group adopted a new policy for goodwill on acquisition as set out in note 1(e). However, there had been no significant impact on the early adoption of HKAS 36 and HKAS 38. As a result of the adoption of HKFRS 3, the Group's profit for the year has been decreased by $1,447,000 and the Group's net assets as at 31 December 2004 has been increased by $17,246,000. Negative goodwill existing at 1 January 2004 has been derecognised by way of an adjustment to the opening balance of accumulated losses. No restatement of comparative information has been made.

15. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

The business segment, feed production and livestock farming, was disposed of in December 2004 (note 5) and is presented as discontinued operations.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

15. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2004							
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming (discontinued)	Foodstuffs trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue from external customers	574,443	50,572	146,474	31,438	25,422	—	—	828,349
Inter-segment revenue	1,300	—	—	—	81	(1,381)	—	—
Other revenue from external customers	—	—	—	—	—	—	9,688	9,688
Total	575,743	50,572	146,474	31,438	25,503	(1,381)	9,688	838,037
Segment result	48,214	13,872	2,468	113	17,479			82,146
Unallocated operating income and expenses								(3,635)
Profit from operations								78,511
Share of profits less losses of associates	—	150	—	—	—		27,102	27,252
Net loss on disposal of discontinued operations								(11,793)
Non-operating income								76,306
Finance costs								(697)
Income tax								(31,251)
Minority interests								(6,080)
Profit attributable to shareholders								132,248
Depreciation for the year	4,603	84	22	27	667			

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

15. SEGMENT REPORTING (Continued)

Business segments (Continued)

	For the year ended 31 December 2003							
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue from external customers	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
Inter-segment revenue	1,098	—	—	—	—	(1,098)	—	—
Other revenue from external customers	—	—	—	—	—	—	6,916	6,916
Total	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
Segment result	57,153	11,100	(12,122)	646	26,491			83,268
Unallocated operating income and expenses								(10,319)
Profit from operations								72,949
Share of profits less losses of associates	—	(113)	—	—	—		19,489	19,376
Non-operating income								66,521
Non-operating expenses								(30,862)
Finance costs								(7,664)
Income tax								(12,933)
Minority interests								(4,625)
Profit attributable to shareholders								102,762
Depreciation for the year	5,130	73	2,787	56	601			
Impairment loss for the year	—	—	30,862	—	—			

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

15. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2004						
	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming (discontinued) $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Consolidated $'000
Segment assets	552,825	45,910	—	8,270	232,989	(99,806)	740,188
Unallocated assets							256,580
Total assets							996,768
Segment liabilities	118,981	34,413	—	10,793	43,711	(99,806)	108,092
Interest-bearing borrowings							7,851
Unallocated liabilities							88,708
Total liabilities							204,651
Capital expenditure incurred during the year	4,670	68	—	—	3,239		

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

15. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2003						
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Segment assets	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
Interest in associates	—	403	—	—	—		403
Unallocated assets							196,323
Total assets							955,975
Segment liabilities	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
Interest-bearing borrowings							57,700
Unallocated liabilities							56,450
Total liabilities							333,342
Capital expenditure incurred during the year	2,819	—	77	66	522		

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

15. SEGMENT REPORTING (Continued)

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2004		
	The PRC	**Hong Kong**	**Others**
	$'000	***$'000***	***$'000***
Revenue from external customers	**744,357**	**83,992**	**—**
Segment assets	**704,489**	**135,505**	**—**
Capital expenditure	**7,909**	**68**	**—**

	2003		
	The PRC	Hong Kong	Others
	$'000	*$'000*	*$'000*
Revenue from external customers	719,699	798,781	7,327
Segment assets	666,585	148,107	—
Capital expenditure	3,418	66	—

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

16. FIXED ASSETS

(a) The Group

	Land and buildings held for own use	Leasehold improvements	Construction in progress	Plant and machinery, furniture, fixtures and equipment	Motor vehicles	Sub-total	Investment properties	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost or valuation:								
At 1 January 2004	182,193	1,914	—	132,828	3,485	320,420	185,988	506,408
Exchange adjustments	145	—	—	364	8	517	168	685
Additions	—	—	5,204	2,627	437	8,268	—	8,268
Disposals								
— through disposal of discontinued operations	(55,381)	—	—	(8,211)	(487)	(64,079)	—	(64,079)
— others	—	—	—	(1,164)	(650)	(1,814)	(187)	(2,001)
Transfer in from construction in progress	—	—	(629)	159	—	(470)	470	—
Reclassification (note 16(g))	2,062	—	—	—	—	2,062	(2,062)	—
Surplus on revaluation	—	—	—	—	—	—	16,583	16,583
At 31 December 2004	**129,019**	**1,914**	**4,575**	**126,603**	**2,793**	**264,904**	**200,960**	**465,864**
Representing:								
Cost	129,019	1,914	4,575	126,603	2,793	264,904	—	264,904
Valuation — 2004	—	—	—	—	—	—	200,960	200,960
	129,019	1,914	4,575	126,603	2,793	264,904	200,960	465,864
Accumulated depreciation and impairment:								
At 1 January 2004	66,080	1,844	—	73,015	2,058	142,997	—	142,997
Exchange adjustments	104	—	—	319	7	430	—	430
Charge for the year	2,644	18	—	2,766	268	5,696	—	5,696
Written back on disposal	—	—	—	(855)	(650)	(1,505)	—	(1,505)
Written back on disposal of discontinued operations	(52,564)	—	—	(8,211)	(487)	(61,262)	—	(61,262)
At 31 December 2004	**16,264**	**1,862**	—	**67,034**	**1,196**	**86,356**	—	**86,356**
Net book value:								
At 31 December 2004	**112,755**	**52**	**4,575**	**59,569**	**1,597**	**178,548**	**200,960**	**379,508**
At 31 December 2003	116,113	70	—	59,813	1,427	177,423	185,988	363,411

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

16. FIXED ASSETS (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2004	1,381	2,612	1,869	5,862	62,000	67,862
Additions	—	—	268	268	—	268
Disposals	—	(3)	(649)	(652)	—	(652)
Surplus on revaluation	—	—	—	—	16,200	16,200
At 31 December 2004	**1,381**	**2,609**	**1,488**	**5,478**	**78,200**	**83,678**
Representing:						
Cost	1,381	2,609	1,488	5,478	—	5,478
Valuation — 2004	—	—	—	—	78,200	78,200
	1,381	2,609	1,488	5,478	78,200	83,678
Accumulated depreciation:						
At 1 January 2004	1,311	1,364	1,869	4,544	—	4,544
Charge for the year	18	244	31	293	—	293
Written back on disposal	—	(1)	(648)	(649)	—	(649)
At 31 December 2004	**1,329**	**1,607**	**1,252**	**4,188**	—	**4,188**
Net book value:						
At 31 December 2004	**52**	**1,002**	**236**	**1,290**	**78,200**	**79,490**
At 31 December 2003	70	1,248	—	1,318	62,000	63,318

16. FIXED ASSETS (Continued)

(c) An analysis of the net book value of properties is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong on long-term leases	**78,200**	62,000	**78,200**	62,000
Elsewhere in the PRC on medium-term leases	**235,515**	240,101	**—**	—
	313,715	302,101	**78,200**	62,000

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $78,200,000 (2003: $62,000,000) were revalued by Centaline Surveyors Limited, who have among their Members of Hong Kong Institute of Surveyors, on an open market value basis at 31 December 2004. Investment properties of the Group situated in the PRC totalling $122,760,000 (2003: $123,988,000) were revalued by an independent firm of surveyors in the PRC, 廣州中天衡房地產評估有限公司 — 中國註冊房地產估價師, on an open market value basis at 31 December 2004.

On the Group level, the net revaluation surplus after minority interests and deferred tax of $16,300,000 (2003: $3,998,000) has been transferred to the investment property revaluation reserve (note 29(a)). On the Company level, the revaluation surplus of $16,200,000 (2003: $12,100,000) has been transferred to the investment properties revaluation reserve (note 29(b)).

(e) The Group leases out investment properties, a pig farm and several items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $200,960,000 (2003: $185,988,000) and $78,200,000 (2003: $62,000,000) respectively. The gross carrying amount of machinery of the Group held for use in operating leases was $720,000 (2003: $9,110,000) and the related accumulated depreciation was $648,000 (2003: $7,698,000).

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

16. FIXED ASSETS (Continued)

Total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**22,166**	18,450	**1,555**	1,728
After 1 year but within 5 years	**60,338**	59,126	**—**	1,323
After 5 years	**64,803**	78,001	**—**	—
	147,307	155,577	**1,555**	3,051

(f) As at 31 December 2003, certain of the Group's fixed assets with net book value of $2,814,000 were pledged to secure bank loans of $9,004,000 of the Group. Upon the disposal of discontinued operations during the year ended 31 December 2004, the pledge was released accordingly.

(g) A property with a valuation of $2,062,000 held in the PRC under a medium-term lease was reclassified from investment properties to land and buildings because the Group has changed the usage of the property to process tinplates. The deemed cost of the relevant leasehold land and buildings was the fair value at the date of change in intended use.

17. INTEREST IN SUBSIDIARIES

	The Company	
	2004	2003
	$'000	*$'000*
Unlisted shares, at cost	**229,979**	249,878
Loans to subsidiaries	**63,065**	—
Amounts due from subsidiaries	**585,051**	656,105
	878,095	905,983
Less: impairment loss	**(551,437)**	(592,463)
	326,658	313,520

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

18. INTEREST IN ASSOCIATES

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Unlisted shares, at cost	**—**	—	**244,980**	245,530
Share of net assets	**151,790**	145,196	**—**	—
Amounts due from associates	**17,899**	9,782	**—**	9,782
	169,689	154,978	**244,980**	255,312
Less: impairment loss	**—**	—	**(75,722)**	(122,568)
	169,689	154,978	**169,258**	132,744

Details of the associates, which are incorporated in Hong Kong unless otherwise stated, are set out in note 38.

19. INVESTMENTS IN SECURITIES

(a) Investment securities

	The Group and the Company	
	2004	2003
	$'000	*$'000*
Unlisted equity securities, at cost	**202**	540

(b) Other securities

	The Group and the Company	
	2004	2003
	$'000	*$'000*
Equity securities listed in Hong Kong, at market value	**3,200**	3,247

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

20. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2004	2003
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	**971**	258
Provisional Profits Tax paid	**(203)**	—
	768	258
Balance of Profits Tax provision relating to prior years	**—**	(1,584)
	768	(1,326)
Taxation outside Hong Kong	**13,788**	5,197
Amount of taxation payable expected to be settled within 1 year	**14,556**	3,871
Representing:		
Tax recoverable	**—**	(1,326)
Tax payable	**14,556**	5,197
	14,556	3,871

20. INCOME TAX IN THE BALANCE SHEET (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

	Depreciation allowances in excess of related depreciation	Revaluation of investment properties	Provisions	Total
	$'000	*$'000*	*$'000*	*$'000*
Deferred tax arising from:				
At 1 January 2003	—	—	(5,764)	(5,764)
Exchange differences	—	—	26	26
Charged to consolidated profit and loss account	7,492	—	265	7,757
Charged to reserve	—	3,538	—	3,538
At 31 December 2003	7,492	3,538	(5,473)	5,557
At 1 January 2004	7,492	3,538	(5,473)	5,557
Exchange differences	9	4	(19)	(6)
Charged to consolidated profit and loss account	824	—	5,492	6,316
Charged to reserve	—	250	—	250
At 31 December 2004	8,325	3,792	—	12,117

	2004	2003
	$'000	*$'000*
Net deferred tax asset recognised on the consolidated balance sheet	—	(3,778)
Net deferred tax liability recognised on the consolidated balance sheet	**12,117**	9,335
	12,117	5,557

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

20. INCOME TAX IN THE BALANCE SHEET (Continued)

(c) Deferred tax assets unrecognised:

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Deductible temporary differences	—	100,712	—	—
Tax losses	**2,513,706**	2,512,713	**2,397,576**	2,407,328
	2,513,706	2,613,425	**2,397,576**	2,407,328

The deductible temporary differences and tax losses do not expire under the current tax legislation, except for an amount of $14,957,000 (2003: $12,428,000), being unrecognised tax losses, which will expire in the coming 5 years.

During the year, two subsidiaries with the related unrecognised temporary differences and tax losses amounted to $100,712,000 and $443,000 respectively have been disposed of.

21. NEGATIVE GOODWILL

	The Group
	$'000
Carrying value:	
At 1 January 2004	17,246
Derecognised during the year (note 14)	(17,246)
At 31 December 2004	—

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

22. INVENTORIES

	The Group	
	2004	2003
	$'000	*$'000*
Raw materials, spare parts and consumables	**23,670**	32,852
Finished goods	**7,037**	11,376
	30,707	44,228

23. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Trade debtors	**14,145**	41,058	**300**	—
Bills receivable	**87,939**	83,409	**—**	—
Other receivables, deposits and prepayments	**17,711**	18,749	**24,426**	1,859
Amounts due from fellow subsidiaries	**284**	5,333	**84**	4,670
Amounts due from related companies	**—**	33	**—**	—
	120,079	148,582	**24,810**	6,529

Included in trade and other receivables are balance of $2,830,000 (2003: $101,000) expected to be recovered after one year.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

23. TRADE AND OTHER RECEIVABLES (Continued)

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Within 1 month	**35,256**	116,852	**300**	—
1 to 3 months	**39,152**	6,294	**—**	—
More than 3 months but less than 12 months	**27,676**	947	**—**	—
More than 1 year but less than 2 years	**—**	328	**—**	—
More than 2 years	**—**	46	**—**	—
	102,084	124,467	**300**	—

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Certain bills receivable of the Group totalling $40,000,000 (2003: $40,000,000) as at 31 December 2004 were pledged with a bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for amounts due to the Group of $40,000,000. Details of the litigation are disclosed in note 32(a).

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

24. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks	**157,597**	127,605	**—**	11,351
Cash at bank and in hand	**135,786**	126,852	**17,860**	8,242
Cash and cash equivalents in the balance sheet	**293,383**	254,457	**17,860**	19,593
Restricted cash deposits (note 32(b))	**(4,634)**	—		
Cash and cash equivalents in the cash flow statement	**288,749**	254,457		

Included in cash and cash equivalents is a balance of RMB243,704,000 (2003: RMB157,995,000) which is not a freely convertible currency in the PRC and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

25. INTEREST-BEARING BORROWINGS

	The Group	
	2004	2003
	$'000	*$'000*
Secured bank loans	**—**	2,814
Unsecured other loans	**7,851**	54,886
	7,851	57,700

The loans are unsecured, repayable on demand and bear interest at 7.5% (2003: 6.5% to 7.5%) per annum.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

25. INTEREST-BEARING BORROWINGS (Continued)

At 31 December 2004, the interest-bearing borrowings were repayable as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Within 1 year or on demand	**7,851**	57,700

26. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Trade creditors	**35,520**	74,883	**3,359**	3,359
Other payables and accrued charges	**102,862**	129,422	**18,176**	17,904
Amounts due to associates	**18**	2,405	**—**	—
Amounts due to minority shareholders	**8,140**	7,204	**—**	—
Amounts due to holding companies and fellow subsidiaries	**23,493**	46,608	**243**	108
Amounts due to related companies	**94**	1,914	**—**	297
	170,127	262,436	**21,778**	21,668

The amount of trade and other payables expected to be settled after more than one year is $544,000 (2003: $1,022,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2004	2003	**2004**	2003
	$'000	*$'000*	***$'000***	*$'000*
Due within 1 month or on demand	**35,520**	74,443	**3,359**	3,359
Due after 1 month but within 3 months	**—**	334	**—**	—
Due after 3 months but within 12 months	**—**	13	**—**	—
Due after 1 year but within 2 years	**—**	23	**—**	—
Over 2 years	**—**	70	**—**	—
	35,520	74,883	**3,359**	3,359

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme (the "1994 Share Option Scheme") pursuant to which the Directors are authorised, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 1994 and 2001 Share Option Schemes. Options previously granted under the old schemes remain valid until lapsed.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS (Continued)

(a) Movements in share options

	2004 Number	2003 Number
At 1 January	**33,500,000**	176,000,000
Granted	**106,900,000**	—
Exercised	**—**	(17,500,000)
Lapsed	**(20,000,000)**	(125,000,000)
At 31 December	**120,400,000**	33,500,000
Options vested at 31 December	**120,400,000**	33,500,000

(b) Terms of unexpired and unexercised share options at balance sheet date

Date of option granted	**Period during which options exercisable**	**Exercise price per share**	**2004 Number**	2003 Number
24/08/2001	26/11/2001 to 25/11/2006	$0.1495	**33,500,000**	33,500,000
06/02/2004	06/05/2004 to 05/05/2009	$0.1582	**86,900,000**	—

(c) Details of share options granted during the year, all of which were granted for $10 consideration paid by each grantee

Exercise period	**Exercise price per share**	**2004 Number**	2003 Number
06/05/2004 to 05/05/2009	$0.1582	**106,900,000**	—

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

28. SHARE CAPITAL

	2004		2003	
	Number of shares *(thousand)*	***$'000***	Number of shares *(thousand)*	*$'000*
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**9,015,833**	**901,583**	8,998,333	899,833
Shares issued under share option scheme	**—**	**—**	17,500	1,750
At 31 December	**9,015,833**	**901,583**	9,015,833	901,583

During the year ended 31 December 2003, options were exercised to subscribe for 17,500,000 ordinary shares of $0.1 each in the Company at a consideration of $2,616,000; of which $1,750,000 was credited to share capital and the remaining balance of $866,000 was credited to the share premium account.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

29. RESERVES

(a) The Group

	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Investment properties revaluation reserve $'000	Other reserves $'000	Accumulated losses $'000	Total $'000
At 1 January 2003	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
Exchange differences arising on consolidation	—	—	—	(1,232)	—	—	—	(1,232)
Profit for the year	—	—	—	—	—	—	102,762	102,762
Revaluation surplus, net of minority interests and deferred tax (note 16(d))	—	—	—	—	3,998	—	—	3,998
Reserves realised upon disposal of a subsidiary	—	—	—	32	—	(216)	—	(184)
Shares issued under share option scheme	866	—	—	—	—	—	—	866
Share of associates' reserves	—	—	—	(575)	—	—	—	(575)
Transfer to statutory reserves	—	—	—	—	—	9,060	(9,060)	—
At 31 December 2003	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)
At 1 January 2004								
— as previously reported	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)
— change in accounting policy with respect to negative goodwill (note 14)	—	—	—	—	—	—	17,246	17,246
— as restated	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,110,716)	(282,088)
Exchange differences arising on consolidation	—	—	—	48	—	—	—	48
Profit for the year	—	—	—	—	—	—	132,248	132,248
Revaluation surplus, net of minority interests and deferred tax (note 16(d))	—	—	—	—	16,300	—	—	16,300
Reserve realised upon disposal of an associate	—	—	(236)	—	—	—	—	(236)
Reserves realised upon disposal of discontinued operations	—	—	—	(68)	—	(910)	—	(978)
Share of associates' reserve	—	—	—	133	—	—	—	133
Transfer to statutory reserves	—	—	—	—	—	14,922	(14,922)	—
Transfer from other reserves	—	—	—	—	—	(24,569)	24,569	—
At 31 December 2004	**1,747,098**	**971**	**48,814**	**(985)**	**36,900**	**1,450**	**(1,968,821)**	**(134,573)**

29. RESERVES (Continued)

(a) The Group (Continued)

Included in figure for the accumulated losses as at 31 December 2004 is an amount of $20,484,000 (2003: $27,497,000), being the accumulated losses attributable to associates.

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

The capital reserve, exchange fluctuation reserve and revaluation reserve have been set up and will be dealt with in accordance with the accounting policies adopted for capital reserve arising on acquisition of subsidiaries and associates prior to 1 January 2001, foreign currency translation and the revaluation of properties (note 1).

Other reserves represent statutory reserves of entities established in the PRC.

(b) The Company

	Share premium	Capital redemption reserve	Capital reserve	Investment properties revaluation reserve	Accumulated losses	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
At 1 January 2003	1,746,232	971	48,157	—	(2,271,048)	(475,688)
Shares issued under share option scheme	866	—	—	—	—	866
Revaluation surplus (see note 16(d))	—	—	—	12,100	—	12,100
Profit for the year	—	—	—	—	73,405	73,405
At 31 December 2003	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)
At 1 January 2004	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)
Revaluation surplus (see note 16(d))	—	—	—	16,200	—	16,200
Profit for the year	—	—	—	—	58,065	58,065
At 31 December 2004	**1,747,098**	**971**	**48,157**	**28,300**	**(2,139,578)**	**(315,052)**

At 31 December 2003 and 2004, there was no reserve available for distribution to shareholders of the Company.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Disposal of discontinued operations/disposal of a subsidiary

	Disposal of discontinued operations 2004	Disposal of a subsidiary 2003
	$'000	*$'000*
Net assets/(liabilities) disposed:		
Fixed assets	**2,817**	—
Inventories	**12,893**	18,666
Debtors, deposits and prepayments	**11,808**	5,536
Cash and cash equivalents	**8,955**	324
Creditors and accrued charges	**(3,730)**	(12,759)
Short-term loan	**(2,817)**	(3,777)
Income tax	**(215)**	—
Amount due to minority shareholders	**—**	(12,192)
	29,711	(4,202)
Release of reserves	**(978)**	(184)
	28,733	(4,386)
Satisfied by:		
Cash received	**12,497**	4,711
Consideration receivable	**5,011**	—
Legal expenses payable	**(568)**	—
	16,940	4,711

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of net cash inflow in respect of the disposal of discontinued operations/ disposal of a subsidiary

	2004	2003
	$'000	*$'000*
Cash received	**12,497**	4,711
Cash and cash equivalents disposed	**(8,955)**	(324)
Net cash inflow	**3,542**	4,387

(c) Major non-cash transaction

During the year, long outstanding liabilities totalling $76,223,000 have been written back (see note 6).

31. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2004 not provided for in the financial statements were as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Contracted for	**35,144**	971
Authorised but not contracted for	**6,281**	2,814
	41,425	3,785

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

31. COMMITMENTS (Continued)

(b) At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2004	2003
	$'000	*$'000*
Within 1 year	**348**	625
After 1 year but within 5 years	**44**	939
After 5 years	**—**	4,342
	392	5,906

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2004, the Company had committed to provide finance of $6,489,000 (2003: $6,489,000) to an associate of the Group.

32. LITIGATION

(a) At 31 December 2004, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group is required to maintain an equivalent amount of bills receivable with an authorised bank in the PRC as security in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against this receivable.

A judgement in favour of the Group had been obtained subsequent to the balance sheet date. The payment awarded under the judgement amounted to RMB27 million, together with interest thereon. The Group had lodged an appeal in respect of such difference on 12 April 2005, and the final verdict is still pending.

Based on the available information to date, the Directors are of the opinion that the former minority shareholder is in financial difficulties and is uncertain that any payment of the awarded claim can be received from the former minority shareholder. Accordingly, the provision made against the receivable has been maintained.

(Expressed in Hong Kong dollars)

32. LITIGATION (Continued)

(b) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to $4.7 million in this regard.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary is ordered to pay compensation and respective court charges amounted to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4.7 million has been released.

Based on the available information to date, the Directors are of the opinion that as the final judgement was granted in favour of the subsidiary, no provision for legal claims is considered necessary.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS

Related party transactions, which the Directors consider material to the Group during the year, are summarised as follows:

	Note	**2004** **$'000**	2003 $'000
Sales of goods to related companies	(b)	**2,154**	2,776
Purchases of goods from related companies	(b)	**4,689**	23,582
Interest income from an associate	(c)	**708**	1,462
Repayment of loan to an associate	(c)	**10,483**	15,725
Management, taxation services, and maintenance fee paid to the immediate holding company		**425**	428
Provision of electricity/water and leasing services to a fellow subsidiary		**3,483**	3,181
Cash paid to a fellow subsidiary for early redemption of convertible notes	(d)	**—**	80,000
Interest on convertible notes payable to a fellow subsidiary		**—**	3,443
Agency fee paid to a related company		**—**	582

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

Notes:

(a) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (c) below.

(b) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(c) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement the Company advanced a sum of US$6,700,000 (approximately $52,000,000) to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. During the year, the remaining loan of $10,483,000 was repaid and there was no outstanding loan as at 31 December 2004.

(d) During 2003, the Company redeemed all remaining convertible notes issued to Richway Resources Limited in December 2001 totalling $80,000,000 for cash at their nominal value.

34. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2004 was $1,467,000 (2003: $1,979,000). The forfeited contribution refunded for the year amounted to $2,210,000 (2003: $1,405,000).

35. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2004 to be Guangdong Yue Gang Investment Holdings Company Limited, which is established in the PRC.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries at 31 December 2004 are as follows:

				Proportion of ownership interest			
Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued and fully paid capital/ registered capital	group's effective interest	held by the Company	held by subsidiary	Principal activities
Best Keen Enterprises Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	100%	—	Dormant
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	100%	—	100%	Leasing
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	100%	—	Investment holding
Guangnan Distribution Company Limited	Hong Kong	Ordinary	$10,000,000	100%	—	100%	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket (China) Limited	Hong Kong	Ordinary	$2	100%	100%	—	Dormant
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	100%	—	Trading of foodstuffs
Hinloon International Limited	Hong Kong	Ordinary	$100,000	100%	100%	—	Dormant
Jin Huang Food Industry Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	$1,000,000	100%	100%	—	Investment holding

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES (Continued)

				Proportion of ownership interest			
Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued and fully paid capital/ registered capital	group's effective interest	held by the Company	held by subsidiary	Principal activities
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	100%	—	100%	Investment holding
Southern Chain (Hong Kong) Limited	Hong Kong	Ordinary	$7,000,000	100%	100%	—	Dormant
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	100%	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	—	
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	95%	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$41,906,200	95%	—	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

37. LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Place of incorporation/ operation	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by subsidiary
Guangnan (KK) Supermarket Limited#	Hong Kong	Ordinary	$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	The PRC	N/A	US$6,500,000	—	80%

company commenced liquidation in June 2001

an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

an equity joint venture established in the PRC and commenced liquidation in May 2003

38. LIST OF ASSOCIATES

Particulars of the associates at 31 December 2004 are as follows:

Name of associate	Place of incorporation/ operation	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A, B and C below (collectively the "Transactions") are ongoing connected transactions in respect of which the Stock Exchange has granted conditional waivers to the Company in 2001 for Shan Hai Transaction and Tinplate Transaction, and in 2003 for Guangnan Zhanjiang Transaction from strict compliance with the disclosure requirements under the then Listing Rules.

   On 31 March 2004, the Listing Rules were revised and new requirements were imposed, inter alia, on continuing connected transactions. Please refer to the announcement made by the Company on 12 April 2005 for details of the continuing connected transactions.

   Details of the Transactions during the year are as follows:

   A. 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.) ("Shan Hai Industrial") has leased a parcel of land in Zhongshan to and has provided staff quarters and utilities to GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") ("Shan Hai Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,691,000. GD Decorative is a subsidiary of GDH Limited ("GDH"), substantial shareholder of the Company.

   B. 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.) ("Zhongyue Tinplate") has provided electricity/water to GD Decorative ("Tinplate Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,793,000.

   C. Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Zhanjiang") has in its ordinary course of business and on normal commercial terms purchased barley malt sprouts from Guangzhou Malting Co., Limited ("Guangzhou Malting") for approximately HK$2,180,000 ("Guangnan Zhanjiang Transaction"). Guangzhou Malting is an indirect subsidiary of GDH.

      On 1 December 2004, the Company entered into a transfer of interest agreement to dispose of all its interest in Guangnan Zhanjiang. The disposal was complete on 28 December 2004 and since then the Guangnan Zhanjiang Transaction is no longer connected transaction of the Company.

   All the Independent Non-executive Directors have reviewed the Transactions described in A, B and C above and confirmed that the Transactions are:

   (i) entered into by Shan Hai Industrial, Zhongyue Tinplate and Guangnan Zhanjiang in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

(iii) entered into in accordance with the terms of agreements governing the Transactions or on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

All the Independent Non-executive Directors also confirmed that:

(i) the aggregate amount for the year ended 31 December 2004 did not exceed the cap amounts of HK$2,000,000 for the Shan Hai Transaction and HK$2,700,000 for the Tinplate Transaction and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2004;

(ii) the aggregate value of the Guangnan Zhanjiang Transaction for the year ended 31 December 2004 did not exceed the higher of HK$10,000,000 and 3% of the book value of the audited net tangible assets of the Group at 31 December 2004.

The Company's auditors have also reviewed the Transactions and confirmed in its letter to the Board of Directors of the Company, a copy of which has been provided to the Stock Exchange, that:

(1) the Transactions have received the approval of the Board of Directors of the Company;

(2) the Shan Hai and Tinplate Transactions have been entered into such that the aggregate amount has not exceeded the Cap Amount of HK$2,000,000 for the leasing of land and the provisions of staff quarters and utilities and HK$2,700,000 for the provisions of electricity and water and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2004;

(3) the Guangnan Zhanjiang Transaction has been entered into such that the aggregate amount of the transaction as stated in the announcement dated 15 May 2003 has not exceeded the Cap Amount of HK$10,000,000 and has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2004;

(4) the Transactions have been entered into in accordance with the terms of the agreement governing the Transactions or on terms no less favourable than those available to or from independent third parties; and

(5) the Shan Hai and Tinplate Transactions have been entered into in accordance with the pricing policies of the Group.

2. As at 22 July 2004, 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao Guangnan"), a 51%-owned subsidiary of the Company, had a sum due from 廣東省高要食品進出口公司 (Gaoyao Foodstuffs Imp. & Exp. Co., of Guangdong) ("Gaoyao Foodstuffs") amounting to approximately RMB1,680,000 which had been brought forward since 1997 as shown in the financial statements of Gaoyao Guangnan. Such amount was unsecured and interest free.

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

On 22 July 2004, Gaoyao Foodstuffs, Gaoyao Guangnan and the Company entered into an assignment of debt pursuant to which Gaoyao Guangnan assigned the amount due from Gaoyao Foodstuffs to it amounting to approximately RMB1,680,000 to the Company for setting off the sum of RMB600,000 then owing by Gaoyao Guangnan to the Company. Please refer to the announcement issued by the Company on 29 December 2004 for details.

On 23 July 2004, the Company entered into a sale and purchase agreement to dispose of its 51% interest in Gaoyao Guangnan. At the balance sheet date, there is HK$282,000 due from Gaoyao Foodstuffs to the Company.

3. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

4. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

5. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

6. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

7. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

INVESTMENT PROPERTIES

Major properties held for investment

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	95%	Medium

FINANCIAL SUMMARY

Results

	For the year ended 31 December				
	2004	2003	2002	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**828,349**	1,525,807	1,783,020	1,819,350	2,764,198
Profit/(loss) from operations	**78,511**	72,949	111,231	(6,063)	(77,608)
Net loss on disposal of discontinued operations	**(11,793)**	—	—	—	—
Net non-operating income	**76,306**	35,659	17,177	31,991	1,110,287
Finance costs	**(697)**	(7,664)	(12,045)	(1,273)	(169,441)
Share of profits less losses of associates	**27,252**	19,376	10,576	(12,220)	7,952
Profit from ordinary activities before taxation	**169,579**	120,320	126,939	12,435	871,190
Income tax	**(31,251)**	(12,933)	(9,747)	(2,819)	(6,018)
Minority interests	**(6,080)**	(4,625)	(1,683)	41,902	885
Profit attributable to shareholders	**132,248**	102,762	115,509	51,518	866,057
Earnings per share					
Basic	**1.47 cents**	1.14 cents	1.28 cents	0.61 cents	95 cents
Diluted	**N/A**	1.12 cents	1.23 cents	N/A	N/A

FINANCIAL SUMMARY

Assets and liabilities

	As at 31 December				
	2004	2003	2002	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fixed assets	**379,508**	363,411	394,710	397,846	234,189
Interest in associates	**169,689**	154,978	151,264	152,238	171,160
Negative goodwill	**—**	(17,246)	(18,693)	(20,250)	—
Other non-current assets	**202**	4,318	6,843	6,036	—
Net current assets/(liabilities)	**254,835**	126,507	73,049	33,848	(75,081)
Total assets less current liabilities	**804,234**	631,968	607,173	569,718	330,268
Non-current liabilities	**(12,117)**	(9,335)	(92,186)	(196,349)	(20,257)
Minority interests	**(25,107)**	(20,384)	(20,123)	(18,395)	(60,640)
	767,010	602,249	494,864	354,974	249,371
Share capital	**901,583**	901,583	899,833	894,333	90,951
Reserves	**(134,573)**	(299,334)	(404,969)	(539,359)	(614,580)
Loan from immediate holding company	**—**	—	—	—	773,000
	767,010	602,249	494,864	354,974	249,371